# Snyder's-Lance

INCORPORATED


11006097


SECTION

2010 Annual Report

Two Great Stories, One Great Company.

# FINANCIAL HIGHLIGHTS

| *Financial data except per share amounts and percentages in thousands* | **2010**(1) | 2009(2) | 2008(2) |
|---|---|---|---|
| **Operations For The Year:** | | | |
| Net sales and other operating revenue | **$ 979,835** | $ 918,163 | $ 852,468 |
| Income before interest and income taxes | **12,083** | 56,682 | 31,829 |
| Net income | **2,512** | 35,028 | 18,828 |
| Cash flows from operations | **44,444** | 69,277 | 54,910 |
| Depreciation and amortization | **40,100** | 35,211 | 32,217 |
| Capital expenditures | **33,347** | 40,737 | 39,064 |
| Return on equity | **0.3%** | 12.6% | 7.8% |
| Debt to equity | **34.1%** | 40.6% | 40.8% |
| **Per Share:** | | | |
| Net income (diluted) | **$ 0.07** | $ 1.08 | $ 0.59 |
| Regular cash dividends (excluding special dividend) | **0.64** | 0.64 | 0.64 |
| Shares used in computing diluted earnings per share (in millions) | **34.3** | 32.4 | 31.8 |

(1) 2010 results were impacted by costs related to the merger of equals between Lance, Inc. and Snyder's of Hanover, Inc. For a detailed description of the merger and the related costs, refer to the Form 10-K located in the back pocket of this book.

(2) 2009 and 2008 results have been revised to reflect the change in accounting for inventory. For further information, refer to the Form 10-K located in the back pocket of this book.

**Forward-Looking Statements**

*This report contains statements which may be forward looking within the meaning of applicable securities laws. The statements may include projections regarding future earnings and results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ, including general economic conditions; price or availability of raw materials; food industry competition; changes in top customer relationships; realization of anticipated benefits of merger with Snyder's; loss of key personnel resulting from merger with Snyder's; maintenance of effective internal controls; execution of strategic initiatives; safety of food products; adulterated or misbranded products; disruption of supply chain or information technology systems; ability to anticipate changes in consumer preferences and trends; distribution through independent operators; protection of trademarks and intellectual property; new regulations or legislation and interest and foreign currency exchange rate volatility; and concentration of capital stock ownership, are discussed in the Company's most recent Form 10-K and other filings with the Securities and Exchange Commission.*

# LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

The year 2010 was truly historic for your Company, culminating with the merger of equals between Lance, Inc. and Snyder's of Hanover, Inc. to create Snyder's-Lance, Inc. This merger combines two companies with rich traditions and broad portfolios of great tasting snacks into a company with the scale and breadth to win in a very competitive market.

As I have outlined in previous reports, our efforts over the past four years have been directed toward building a solid foundation for growth. During that time, our focus has been on strengthening management, improving and streamlining operations, upgrading our information systems and positioning our direct-store-delivery (DSD) system to deliver consistent growth. The success of these initiatives has provided the foundation for our transformative merger with Snyder's of Hanover. With this as a backdrop, let me turn to our 2010 results.

Throughout 2010, revenue growth was challenged by a tough economic environment. Price competition was intense among our competitors as consumers searched for greater value in their purchases. We responded with higher trade allowances and increased promotional activities; however, volume growth proved difficult to achieve.

Product innovation was a focus area for us in 2010, producing new snack products to support our brands and allow us to grow. Although merger integration will be a central focus for our attention in 2011, we will introduce new products this year as we reach out to new consumers and work to improve market share. Consumers can expect to see many of these new snacks on the shelves in early 2011.

Despite the uncertain economy, we made meaningful progress in improving operations and driving costs downward. The completion of our DSD transformation delivered substantial savings, and we took actions to eliminate a significant amount of general and administrative expenses. We also realized considerable success in improving manufacturing efficiencies. Our production facilities are now running more efficiently than ever and additional improvements are still being achieved.

Turning back to the merger, it is important to note that Snyder's of Hanover had been a partner with Lance for many years as distributors of Cape Cod, Lance, Archway and Stella D'oro brands in parts of the country. Based on this long partnership, we are confident Lance and Snyder's of Hanover will be a great fit.

The merger forming Snyder's-Lance, Inc. closed on December 6, 2010, with over 95% of our stockholders voting in favor. This merger brings together two well-established companies, each with outstanding people and excellent brands. The combined Company has $1.6 billion in sales and a market capitalization of over $1.2 billion. Debt is still moderate which will allow us to invest in our growth, including strategic acquisitions.

Lance brings to the merger the leading sandwich cracker brand in the U.S., as well as a variety of other popular brands, including Cape Cod, Archway, Tom's and Stella D'oro — all with solid growth potential. Lance also brings roughly 1,100 company-owned DSD routes operating in 25 states ensuring fresh product is in stock every day in each account. In addition to these strengths, Lance Private Brands holds a solid position in private label cookies and crackers across the country. Lance also contributes an efficient manufacturing network with nine production locations.

Snyder's of Hanover brings to the merger the world's leading pretzel brand as well as a variety of other snack food brands, including Jays, Krunchers!, Grande, Eat Smart Naturals and O-Ke-Doke. Snyder's also brings a strong DSD system operating throughout much of the United States and a significant partner brand business allowing their DSD system to operate more efficiently while increasing the importance of the Company to our retail customers. Snyder's contributes an excellent manufacturing network with three highly efficient production locations.

Now that we are together as Snyder's-Lance, we can leverage our collective strengths and attack the opportunities created by our merger. Our first area of focus has been to develop an organizational structure that puts the right people in position to execute our integration plan and deliver profitable growth. Carl E. Lee, Jr., the former CEO of Snyder's of Hanover, Inc., is now the President and Chief Operating Officer of Snyder's-Lance, Inc. Carl is a proven leader who brings significant experience and a track record of delivering profitable growth. He will lead our sales, marketing, research and development, manufacturing and supply chain operations. We are truly privileged to have Carl in this role.

Our integration efforts began immediately after the merger was finalized and are expected to be complete in 2012. We have staffed the leadership roles for Snyder's-Lance from the deep talent available within both legacy companies, and I have tremendous faith in this team's ability to execute our day-to-day business while integrating the two companies. This merger is a genuine example of the whole being greater than the sum of the parts, and I am confident we will deliver accelerated sales growth, wider profit margins and improved return on capital.

Our integration efforts will focus on four key areas. These include:

- driving savings from procurement that flow from the purchasing power related to our greater economies of scale;
- reducing general and administrative expenses as we combine operations and spread costs over a larger revenue base;
- lowering operating costs in logistics as we anticipate greater efficiencies and reduced miles from the combination of warehousing and shipping operations; and
- leveraging the efficiencies from the combination of our DSD systems to reduce costs and drive higher sales.

Of all of our integration efforts, integrating our DSD systems is the most important and complex. We recently announced the decision to combine our two DSD operations and convert all routes to an independent operator model. The combined system will drive significant efficiency improvements while being less capital intensive. The conversion to an independent operator model involves a series of transitions on a market-by-market basis. We anticipate the initial conversions to begin in the second quarter of this year with completion in 2012.

Looking forward, 2011 will certainly be a very challenging year. While I am confident we will be successful in implementing our integration plan, this must be accomplished in an environment of high unemployment, significant increases in energy prices and major commodity price inflation for both us and our competitors. We plan to offset these pressures through pricing and promotional actions and are committed to remaining competitive and maintaining market share for our key brands.

I truly believe that the future is bright for Snyder's-Lance. Together we are much stronger than either company was separately. We have a great board of directors, a talented management team, dedicated employees and powerful brands and products. Our combined strengths will drive wider margins and improved returns, as we complete our integration and move into the future. I would like to thank all of our employees who are working hard each day to ensure the success of your Company. I am confident of their success and that their efforts will drive long-term growth and increasing profitability.

*Sincerely,*



**David V. Singer**

*Chief Executive Officer*



# **Lance**: America's Leading Sandwich Cracker Brand





NEW LOOK, SAME GREAT TASTE!
Tom's
HOT Fries
OVEN BAKED
Artificially Flavored
LANCE
Whole Grain
Crackers
real Sharp Cheddar Cheese
Stella D'oro
BREAKFAST TREATS
Viennese Cinnamon


The story of Lance begins in 1913 when Phillip L. Lance, a food broker in Charlotte, North Carolina obtained 500 pounds of raw peanuts for a customer. When the customer backed out of the deal, Mr. Lance was stuck with the order of unwanted peanuts. Rather than return the order, Mr. Lance kept the peanuts and began roasting them and selling them on the streets of Charlotte for a nickel a bag.



LANCE PACKING COMPANY


Mr. Lance was later joined in business by his son-in-law, S.A. Van Every, and together they formed Lance Packing Company. Mr. Lance's wife and daughter added to the product line when they came up with an idea for a peanut butter sandwich cracker. It is believed that this was the first such combination sandwich cracker offered for sale.

The Company, which incorporated in 1926, continued to grow as better methods of preparing peanuts and making peanut butter candy were developed. In 1935, Lance reached its first million dollars in sales. By 1939, this had grown to two million. That same year, the Company's name was changed to Lance, Inc.

By 1960, annual sales volume had grown to twenty-six million dollars and the



Crackers
real
Peanut




Charlotte, NC plant was operating at full capacity. This led to the construction of a new bakery in Charlotte the following year. Also in 1961, the decision was made to offer shares of Lance, Inc. common stock for public sale.

March 1970 witnessed an event that would mark the end of an era for Lance. It was at this time that the last piece of nickel merchandise was produced. Lance was the last company in the snack food industry to make this change.

In 1979, Lance greatly expanded its product offerings with the acquisition of Midwest Biscuit Company in Burlington, Iowa. Midwest, the predecessor to Vista Bakery and Lance Private Brands, gave Lance a solid foothold in the rapidly growing private label cookie and cracker market.

Lance continued to grow throughout the 1980's and 1990's and in 1999 made two acquisitions, Cape Cod Potato Chip Company and Tamming Foods. Tamming, based in Ontario, Canada, is a manufacturer of private label sugar wafers. Cape Cod is one of the nation's leaders in kettle-cooked potato chips. Sales of Cape Cod snack products grew rapidly as Lance leveraged the power of its company-owned direct-store-delivery


New Look Same Taste!
CAPE COD
Kettle Cooked
POTATO CHIPS
All Natural


archway
NEW
Triple Chocolate


NEW!
LANCE
fresh
PREMIUM QUALITY
smoked
Almonds


fresh





Delicious
BAKERY
Chocolate Chip
made with real chocolate chips


BRENT & SAM'S
BRENT & SAM'S
Pure Naturals
A Rich, Gourmet Cookie
100% Natural
0 Grams Trans Fat
KEY LIME WHITE

***Snyder's-Lance Private Brands offers consumers a wide variety of high-quality, value-oriented private label cookies and sugar wafers.***

system to increase distribution.

Since 2005, Lance experienced rapid revenue growth as the Company augmented organic growth with a series of strategic acquisitions. In 2005, Lance acquired the assets of Tom's Foods, a well-established company with a product line and distribution system very similar to Lance's. In 2008, Lance acquired Brent and Sam's Inc., a manufacturer of premium private label cookies. That same year, the company acquired the Archway bakery in Ashland, Ohio. With Archway, Lance was able to add a well-known brand of cookies to its snack portfolio and increase its presence in the supermarket trade channel. In late 2009, Lance acquired the Stella D'oro brand. Stella D'oro is well-known in the Northeast and offers consumer a number of lightly sweet Italian-style cookies.



The Lance story spans almost a century and saw the Company grow from a one man operation to one with national distribution and sales approaching the $1 billion mark. The merger of Lance and Snyder's of Hanover combines two companies with rich histories, great brands and loyal consumers. Together, we are well-positioned to continue providing the great-tasting snacks that hungry consumers demand.

# Snyder's of Hanover: America's Leading Pretzel Brand

Snyder's of Hanover traces its origin back to 1909 when Harry V. Warehime, the founder of Hanover Canning Company, began producing Olde Tyme Pretzels for the Hanover Pretzel Company.

In the early 1920's, Eda and Edward Snyder, II began frying potato chips in the kitchen of their



Hanover, Pennsylvania home. The Snyders peddled their home cooked snacks door-to-door and to local fairs and farmer's markets. In 1924, the Snyder's combined their home-based business with their son, William V. Snyder's bakery business to form Snyder's Bakery.

Under William Snyder's direction, the company continued to grow and prosper and in 1940 moved into a new production facility in Hanover. To improve the efficiency of the production line, direct fire ferry fryers were installed. In another innovative step, Snyder's began packaging chips in aluminum foil bags, greatly increasing shelf life. This move allowed Snyder's to increase its distribution market from Norfolk, Virginia to New York. In order to meet increasing demand an additional production plant was built in Berlin, Pennsylvania. In 1961, the Hanover plant was sold to the Warehime family's Hanover Canning Company. Revenues at this time were around $400,000.





In 1963, Bechtel Pretzel Company was purchased and incorporated into Snyder's Bakery. Bechtel had developed the original recipe for the sourdough hard pretzel that is still enjoyed by consumers today.

In 1980, the Warehime family decided to "spin-off" the Snyder's of Hanover snack operation into a separate company. This move allowed Snyder's of Hanover to focus its marketing efforts on snack sales and set the foundation for rapid growth.

Today Snyder's of Hanover has three production facilities, with bakeries in Hanover, Pennsylvania, Goodyear, Arizona and Jeffersonville, Indiana. The Olde Tyme Pretzel, first baked in 1909, remains a favorite today. In the early 1990's, flavored pretzel pieces burst onto the market with Honey Mustard and Onion, Buttermilk Ranch and Cheddar Cheese. In 1998, Snyder's revealed its sweet side, introducing Milk Chocolate and White Creme Pretzel Dips.



In addition to their well-known line of pretzels, Snyder's of Hanover offers consumers a variety of other salty snack products, including Jays brand potato chips, Krunchers! brand kettle-cooked potato






SNYDERS
SNYDERS
Pretzels

chips, O-Ke-Doke brand popcorn and tortilla chips marketed under the Grande and Padrino's brands. Consumers looking for all-natural snacks are increasingly enjoying Eat Smart Naturals brand vegetable chips.

Snyder's of Hanover has a long history of providing consumers with great tasting quality snack products at fair prices. Snyder's products are distributed nationwide through a combination of independently operated direct-store-delivery sales routes, a powerful distributor network and a vending and foodservice sales division. Snyder's snacks can also be found overseas in Europe, Asia, Australia and South America.


Since 1909
VALUE!
0g Trans Fat

From humble origins Snyder's of Hanover has grown into a leader in the pretzel industry and now joins with Lance, Inc. to become a major player in the snack food market. We celebrate the efforts and innovations of our predecessors and their families and eagerly anticipate many more years of pretzel pride as we continue to be America's favorite pretzel brand.

# **Snyder's-Lance, Inc.**: One Great Company from Two Great Traditions

The merger of equals between Lance, Inc. and Snyder's of Hanover Inc. joins two well-established companies with broad portfolios of great tasting snacks, well-known brands, powerful distribution networks and excellent manufacturing capabilities. Both Lance and Snyder's products have been consumer favorites for generations. Snyder's-Lance is well-positioned to serve the snacking needs of our current consumers while leveraging the strengths of the combined Company to reach new consumers, customers and markets. We eagerly look forward to the challenges and opportunities the market presents and are confident in our ability to grow and prosper as we continue our traditions of excellence.




Guelph
Hyannis
Cambridge
Hanover
Burlington
Ashland
Jeffersonville
Charlotte
Goodyear
Columbus
Corsicana
Perry
DSD Distribution
Distributors
Manufacturing Centers



# STOCKHOLDER RETURN PERFORMANCE

Included below is a line graph and table comparing the yearly percentage change in the cumulative total stockholder return on the Company's common stock against the cumulative total stockholder return of the Russell 2000 Index and a composite of a group of the Company's peers for the five-year period commencing on the last trading day of the Company's fiscal year 2005 and ending on the Company's last trading day of fiscal 2010.

The peer group includes thirteen companies who compete in the snack food market. The names of these companies are listed in the footnote to the performance graph below.

This graph and table assumes that $100 was invested on December 30, 2005 in the Company's common stock, in the Russell 2000 Index and in a portfolio of companies in the peer group. The value in each consecutive year includes share price appreciation and assumes that dividends paid were reinvested.


180
150
100
50
Snyder's-Lance
Russell 2000
Peer Group
12/2005
12/2006
12/2007
12/2008
12/2009
12/2010

| | 12/2005 | 12/2006 | 12/2007 | 12/2008 | 12/2009 | 12/2010 |
|---|---|---|---|---|---|---|
| Snyder's-Lance | 100.0 | 111.22 | 118.97 | 129.36 | 158.97 | 167.46 |
| Russell 2000 | 100.0 | 118.45 | 117.47 | 73.64 | 99.16 | 124.16 |
| Peer Group | 100.0 | 123.07 | 121.30 | 101.80 | 122.78 | 136.55 |

*The Peer Group consists of Campbell Soup Co., ConAgra Foods, Inc., Flowers Foods, Inc., General Mills, Inc., Golden Enterprises, Inc., J & J Snack Foods Corp., Kellogg Co., Kraft Foods, Inc., Ralcorp Holding, Inc., Sarah Lee Corp., Tasty Baking Co., The Hain Celestial Group, Inc. and The J.M. Smucker Company.*

# DIRECTORS AND OFFICERS

## DIRECTORS

**Michael A Warehime,** 69, Chairman of the Board of Directors of the Company since December, 2010; former Chairman of the Board of Snyder's of Hanover, Inc. (salty snack manufacturer and distributor)

**Wilbur J. Prezzano,** 70, Lead Independent Director of the Company; former Chairman of the Board of Lance, Inc.; Retired Vice Chairman of the Board of Eastman Kodak, Inc. (imaging)

**Jeffrey A. Atkins,** 62, Director of the Company; retired Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc. (food manufacturer, distributor and marketer)

**Peter P. Brubaker,** 64, Director of the Company; President of Hammer Creek Enterprises, LLC, (private investments and financial advisory firm)

**C. Peter Carlucci, Jr.,** 67, Director of the Company; Member of Eckert Seamans Cherin & Mellott, LLC (law firm)

**John E. Denton,** 67, Director of the Company; former Chief Executive Officer of Snyder's of Hanover, Inc. (salty snack manufacturer and distributor); Former Chief Executive Officer of New World Pasta, Inc. (pasta manufacturer)

**William R. Holland,** 72, Director of the Company; retired Chairman and Chief Executive Officer of United Dominion Industries Limited (diversified manufacturing Company)

**James W. Johnston,** 64, Director of the Company; President and Chief Executive Officer of Stonemarker Enterprises, Inc., (consulting and investment company)

**Carl E. Lee, Jr.,** 51, Director of the Company; President and Chief Operating Officer of the Company; former Chief Executive Officer of Snyder's of Hanover, Inc.

**David V. Singer,** 55, Director of the Company; Chief Executive Officer of the Company

**Dan C. Swander,** 67, Director of the Company; Operating Partner of Swander Pace Capital (equity investment firm)

**Isaiah Tidwell,** 66, Director of the Company; private investor; retired Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A.

**Patricia A. Warehime,** 56, Director of the Company; member of Board of Directors of Capital Blue Cross (insurance company)

**Sally W. Yelland,** 74, Director of the Company

## EXECUTIVE OFFICERS

**David V. Singer,** Chief Executive Officer

**Carl E. Lee, Jr.,** President and Chief Operating Officer

**Rick D. Puckett,** Executive Vice President, Chief Financial Officer, Treasurer and Secretary

**Kevin A. Henry,** Senior Vice President and Chief Human Resources Officer

**Blake W. Thompson,** Senior Vice President, Supply Chain

**Margaret E. Wicklund,** Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary

## OFFICERS

**John Bartman,** Senior Vice President, Human Resources

**James Butt,** Senior Vice President, Research and Development/Quality

**Charles E. Good,** President, Distribution Company

**Pat McInerny,** Senior Vice President, Manufacturing

**Dan Morgan,** Senior Vice President, Sales East

**Claude O'Connor,** Senior Vice President, Marketing

**Nikhil Sawant,** Senior Vice President, Chief Information Officer

**Frank Schuster,** Senior Vice President, Sales West

## CORPORATE INFORMATION

**Notice of Annual Meeting**

The Annual Meeting of Stockholders will beheld at 9:30 a.m. local time on May 3, 2011, at the Spring Hill Suites Charlotte Ballantyne, 12325 Johnston Road, Charlotte, North Carolina 28277. Notice of the meeting and a form of proxy are being mailed to the stockholders. The Board of Directors would appreciate prompt return of proxies. Proxies may be revoked at any time before they are exercised and will not be used if stockholders attend the meeting and vote in person.

**Form 10-K Available**

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to:

Snyder's-Lance, Inc.
Attn: Secretary
P.O. Box 32368
Charlotte, North Carolina 28232

**Transfer Agent for Common Stock**

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

**Dividend Reinvestment Service**

This service is established for all Snyder's-Lance, Inc. common stockholders, regardless of the size of their holdings.
For further information contact:

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

**For Further Information:**

Snyder's-Lance, Inc.
Attn: Investor Relations
P.O. Box 32368
Charlotte, North Carolina 28232
Phone: (704) 554-1421
Fax: (704) 557-8205
www.lanceinc.com
www.snydersofhanover.com

*This 2010 Annual Report, when delivered to stockholders in connection with the 2011 Annual Meeting of Stockholders, contains in its back pocket Snyder's-Lance, Inc.'s Annual Report on Form 10-K for the year ended January 1, 2011, filed with the Securities and Exchange Commission, along with the Notice of Annual Meeting of Stockholders to be held on May 3, 2011 and related Proxy Statement.*


SEC Mail Processing
RECEIVED
MAR 31 2011
Wash., D.C.
200
SECTION

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended January 1, 2011**

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

**Commission file number 0-398**

# SNYDER'S-LANCE, INC.
(Exact name of Registrant as specified in its charter)

| **North Carolina** | **56-0292920** |
|---|---|
| (State of incorporation) | (I.R.S. Employer Identification Number) |

**13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277**
(Address of principal executive offices) (zip code)

**Post Office Box 32395, Charlotte, North Carolina 28232-2395**
(Mailing address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(704) 554-1421**

Securities Registered Pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| **$0.83-1/3 Par Value Common Stock** | **The NASDAQ Stock Market LLC** |

Securities Registered Pursuant to Section 12(g) of the Act: **NONE**

Indicate by checkmark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☑ **No** ☐

Indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☑ **No** ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes** ☑ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes** ☐ **No**☑

The aggregate market value of shares of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of voting or nonvoting common equity, held by non-affiliates as of June 25, 2010, the last business day of the Registrant's most recently completed second fiscal quarter, was $543,949,000.

The number of shares outstanding of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of Common Stock, as of February 18, 2011, was 66,428,178 shares.

**Documents Incorporated by Reference**
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 3, 2011 are incorporated by reference into Part III of this Form 10-K.

**SNYDER'S-LANCE, INC.**

**FORM 10-K**
**TABLE OF CONTENTS**



Note: Items 10-14 are incorporated by reference to the Proxy Statement and Item X of Part I.

# PART I

## Cautionary Information About Forward-Looking Statements

*This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying such statements. We use the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify our forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. Factors that could cause these differences include, but are not limited to, the factors set forth under Part I, Item 1A - Risk Factors.*

*Caution should be taken not to place undue reliance on our forward-looking statements, which reflect the expectations of management only as of the time such statements are made. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.*

## Item 1. Business

### General

Incorporated as a North Carolina corporation in 1926, Lance, Inc. ("Lance") manufactures, markets, and distributes snack foods throughout much of the United States and other parts of North America. Snyder's of Hanover, Inc. ("Snyder's") was a privately held company that manufactures, markets, and distributes snack foods throughout North America, the Caribbean, Europe and the Pacific Rim. On December 6, 2010, a wholly-owned subsidiary of Lance, Inc. merged with and into Snyder's of Hanover, Inc., with the result that Snyder's became a wholly-owned subsidiary of Lance, Inc. (the "Merger"). In connection with the Merger, Lance changed its name to Snyder's-Lance, Inc. effective December 10, 2010. References to "Snyder's-Lance," the "Company", "we", "us" or "our" refer to Snyder's-Lance, Inc. and its subsidiaries, as the context requires. References to "Lance" and "Snyder's" refer to the companies as they existed prior to the Merger. The Merger created a national snack food company with well-recognized brands, an expanded branded product portfolio, complementary manufacturing capabilities and a nationwide distribution network. The Company is headquartered in Charlotte, North Carolina.

### Products

We manufacture, market and distribute a variety of snack food products. We manufacture products including pretzels, sandwich crackers, kettle chips, cookies, potato chips, tortilla chips, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy and other partner brand products for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell and distribute branded, private brand and partner brand products to customers. We also contract with other branded food manufacturers to produce their products. Our branded products are principally sold under the Snyder's of Hanover®, Lance®, Cape Cod®, Krunchers!®, Jays®, Tom's®, Archway®, Grande®, Stella D'oro®, O-Ke-Doke®, EatSmart® and Padrinos® brands. Private brand (private label) products are sold to retailers and distributors using store brands or our own control brands, such as Brent & Sam's®, Vista®, Delicious® and Jodan®. Partner brands consist of other third-party brands that we sell through our distribution network. During 2010, 2009, and 2008, branded products represented approximately 58%, 58%, and 60% of total revenue, respectively. Non-branded products represented approximately 42%, 42%, and 40% of total revenue in 2010, 2009, and 2008, respectively.

## Intellectual Property

Trademarks that are important to our business are protected by registration or other means in the United States and most other markets where the related products are sold. We own various registered trademarks for use with our branded products including LANCE, SNYDER'S OF HANOVER, CAPE COD POTATO CHIPS, KRUNCHERS!, TOM'S, JAYS, ARCHWAY, STELLA D'ORO, GRANDE, O-KE-DOKE, EATSMART, PADRINOS, TOASTCHEE, TOASTY, NEKOT, NIPCHEE, CHOC-O-LUNCH, VAN-O-LUNCH, GOLD-N-CHEES, CAPTAIN'S WAFERS and a variety of other marks and designs. We license trademarks, including HERSHEY'S, BUGLES, BASS PRO SHOP and TEXAS PETE, for limited use on certain products that are classified as branded product sales. We also own registered trademarks including VISTA, BRENT & SAM'S, DELICIOUS, and JODAN that are used in connection with our private brand products.

## Distribution

We distribute snack food products throughout the United States using a direct-store-delivery ("DSD") network of approximately 3,000 distribution routes, some serviced by employees and others by independent operators. We also ship products directly to customers using third-party carriers or our own transportation fleet throughout North America. In February 2011, we announced a plan to convert approximately 1,300 company-owned routes to an independent operator structure over the next 12 to 18 months to better position our distribution network to serve customers.

## Customers

The customer base for our branded and partner brand products includes grocery/mass merchandisers, distributors, independent operators, convenience stores, club stores, discount stores, food service establishments and various other customers including drug stores, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also contract with other branded food manufacturers to manufacture their products.

Substantially all of our revenues are to customers in the United States. Revenue from our largest customer, Wal-Mart Stores, Inc. and subsidiaries, was approximately 23% of our total revenue in 2010. The loss of this customer or a substantial portion of business with this customer could have a material adverse effect on our business and results of operations.

## Raw Materials

The principal raw materials used to manufacture our products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese, cocoa and seasonings. The principal packaging supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are normally available in adequate quantities in the open market and may be contracted by us up to a year or more in advance, depending on market conditions.

## Competition and Industry

Our products are sold in highly competitive markets. Generally, we compete with manufacturers, many of whom have greater total revenues and resources than we do. The principal methods of competition are price, service, product quality, product offerings and distribution. The methods of competition and our competitive position vary according to the geographic location, the particular products and the activities of our competitors.

**Environmental Matters**

Our operations in the United States and Canada are subject to various federal, state (or provincial) and local laws and regulations with respect to environmental matters. However, the Company was not a party to any material proceedings arising under these laws or regulations for the periods covered by this Form 10-K. We believe the Company is in compliance with all material environmental regulations affecting our facilities and operations and that continued compliance will not have a material impact on our capital expenditures, earnings or competitive position.

**Employees**

At the beginning of February 2011, we had approximately 7,000 active employees in the United States and Canada. At the beginning of February 2010, we had approximately 4,800 active employees in the United States and Canada. The increase in the number of employees was due to the Merger. None of our employees are covered by a collective bargaining agreement.

**Other Matters**

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available on our website free of charge. The website address is www.lanceinc.com. All required reports are made available on the website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission. Also available is the Joint Proxy Statement, Prospectus included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the approval of the Merger by the stockholders of Lance.

**Item 1A. Risk Factors**

In addition to the other information in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations may be adversely affected by any of these risks. Additional risks and uncertainties, including risks that we do not presently know of or currently deem insignificant, may also impair our business, financial condition or results of operations.

***Our performance may be impacted by general economic conditions and an economic downturn.***
Recessionary pressures from an overall decline in U.S. economic activity could adversely impact our business and results of operations. Economic uncertainty may reduce consumer spending in our sales channels and create a shift in consumer preference toward private label products. While our product portfolio contains both branded and private label offerings and mitigates certain exposure, shifts in consumer spending could result in increased pressure from competitors or customers to reduce the prices of some of our products and/or limit our ability to increase or maintain prices, which could lower our overall revenues and profitability.

Instability in the financial markets may impact our ability or increase the cost to enter into new credit agreements in the future. Additionally, it may weaken the ability of our customers, suppliers, independent operators, distributors, banks, insurance companies and other business partners to perform in the normal course of business, which could expose us to losses or disrupt the supply of inputs we rely upon to conduct our business. If one or more of our key business partners fail to perform as expected or contracted for any reason, our business could be negatively impacted.

***Volatility in the price or availability of the inputs we depend on, including raw materials, packaging, energy and labor, may adversely impact our profitability.***
Our profitability could be adversely impacted by changes in the cost or availability of raw materials and packaging. While we often obtain substantial commitments for future delivery of certain raw materials and may engage in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials and packaging, including but not limited to cost increases due to the tightening of supply, could adversely affect our profitability.

Our transportation and logistics system is dependent upon gasoline and diesel fuel, and our manufacturing operations depend on natural gas. While we may enter into forward purchase contracts to reduce the price risk associated with some of these costs, continuing long-term changes in the cost or availability of natural gas and energy could adversely impact our financial performance.

Our continued growth requires us to hire, retain and develop a highly skilled workforce and talented management team. Any unplanned turnover or our failure to develop an adequate succession plan for current positions could erode our competitiveness. In addition, our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

***We operate in a highly competitive food industry.***
Price competition and industry consolidation could adversely impact our results of operations and financial condition. The sales of most of our products are subject to significant competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than we do. In addition, there is a continuing consolidation by the major companies in the food industry, which could increase competition. Significant competition increases the possibility that we could lose one or more major customers, lose existing product offerings at customer locations, lose market share and/or shelf space, increase expenditures or reduce selling prices, which could have an adverse impact on our business or results of operations.

Sales price increases initiated by us may negatively impact total revenue. Future price increases, such as those to offset increased ingredient costs, may reduce our overall sales volume, which could reduce total revenues and operating profit. Additionally, if market prices for certain ingredients decline significantly below our contracted prices, customer pressure to reduce prices could lower total revenues and operating profit.

***Changes in our top customer relationships could impact our revenues and profitability.***
We are exposed to risks resulting from several large customers that account for a significant portion of our revenue. Our top ten customers accounted for approximately 41% of our revenue during 2010 with our largest customer representing 23% of our 2010 revenue. The loss of one or more of our large customers could adversely affect our results of operations. These customers typically make purchase decisions based on a combination of price, product quality, consumer demand and customer service performance and generally do not enter into long-term contracts. In addition, these significant customers may re-evaluate or refine their business practices related to inventories, product displays, logistics or other aspects of the customer-supplier relationship. Our results of operations could be adversely affected if revenue from one or more of these customers is significantly reduced or if the cost of complying with customers' demands is significant. If receivables from one or more of these customers become uncollectible, our results of operations may be adversely impacted.

***We may not fully realize the anticipated synergies and related benefits of the Merger or do so within the anticipated timeframe.***
Achieving the anticipated benefits of the Merger of Lance and Snyder's will depend in large part upon how successfully we are able to integrate the businesses in an efficient and effective manner. The integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized in whole or in part. We may not be able to accomplish the integration process smoothly, successfully or on a timely basis. We may have to address potential differences in business backgrounds, corporate cultures and management philosophies to accomplish successful integration. Employee uncertainty during the integration process may also disrupt the business. Any inability of management to successfully and timely integrate the operations could have an adverse effect on the business, results of operations and the price of our common stock.

Even if the integration of the business operations is successful, there can be no assurance that the integration will result in the realization of the full benefits of synergies, cost savings, growth and operational efficiencies that may be possible from this integration, or that these benefits will be achieved within a reasonable period of time.

***The loss of key personnel as a result of the Merger could have a material adverse effect on our financial condition, results of operations and growth prospects.***

The success of the Merger will depend in part on our ability to retain key employees and their continued employment. It is possible that employees may decide to terminate employment as a result of the Merger. If certain key employees terminate their employment, it could negatively impact sales, marketing or development activities. Further, management's attention might be diverted from successfully integrating operations to recruiting suitable replacements and our financial condition, results of operations and growth prospects could be adversely affected. In addition, we may not be able to locate suitable replacements for key employees or offer employment to potential replacements on acceptable terms.

***If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate business and investors' views of the Company.***

Ensuring that there are adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Prior to the Merger, Snyder's was a private company and not subject to Section 404 of the Sarbanes-Oxley Act. We are in the process of evaluating internal controls as a result of the Merger. Implementing appropriate changes to internal controls of Snyder's may take a significant period of time to complete, may distract directors, officers and employees, and may entail substantial costs in order to modify existing accounting systems. Further, we may encounter difficulties assimilating or integrating the internal controls, disclosure controls and information technology infrastructure. Efforts to assimilate and integrate the internal controls may not be effective in maintaining the adequacy of internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase operating costs and could materially impair the ability to operate the business. In addition, investors' perceptions that internal controls are inadequate or that we may be unable to produce accurate financial statements may adversely affect the price of our common stock.

***Efforts to execute and accomplish our strategic initiatives could adversely affect our financial performance.***

We utilize several operating strategies to increase revenue and improve operating performance. If we are unsuccessful due to our execution, unplanned events, change management or unfavorable market conditions, our financial performance could be adversely affected. If we pursue strategic acquisitions, divestitures, or joint ventures, we may incur significant costs and may not be able to consummate the transactions or obtain financing. We also may be unsuccessful at integrating acquired businesses.

Future acquisitions also could result in potentially dilutive issuances of equity securities or the incurrence of debt, which could adversely affect results of operations and financial condition. In the event we enter into strategic transactions or relationships, our financial results may differ from expectations. We may not be able to achieve expected returns and other benefits as a result of integration or divestiture challenges not adequately considered at the time of the transaction.

***Concerns with the safety and quality of certain food products or ingredients could cause consumers to avoid our products.***

We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain products or ingredients. Negative publicity about these concerns, whether or not valid, may discourage consumers from buying our products or cause disruptions in production or distribution of our products.

***If our products become adulterated, misbranded or mislabeled, we might need to recall those items and may experience product liability claims if consumers are injured or become sick.***

Product recalls or safety concerns could adversely impact our results of operations and market share. We may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury or illness. A product recall or an adverse result in any such litigation could have a material adverse effect on our operating and financial results. We may also lose customer confidence for our entire brand portfolio. Additionally, impairment of the carrying value of acquired goodwill and other intangible assets could result in significantly lower operating results and net worth.

***Disruption of our supply chain or information technology systems could have an adverse impact on our business, results of operations, and financial condition.***

Our ability to manufacture, distribute, and sell products is critical to our success. Damage or disruption to our manufacturing or distribution capabilities or the supply and delivery of key inputs, such as raw materials, packaging, labor, and energy, could impair our ability to conduct our business. Examples include, but are not limited to, weather, natural disasters, fires, terrorism, pandemics, and strikes. We specifically have DSD routes and manufacturing facilities located in areas prone to tornadoes, hurricanes, and floods. Any business disruption due to natural disasters or catastrophic events in these areas could adversely impact our financial performance if not adequately mitigated.

Also, we increasingly rely on information technology systems to conduct our business. These systems may experience damage, failures, interruptions, errors, inefficiencies, attacks, or suffer from fires or natural disasters, any of which could have a material adverse effect on our business if not adequately mitigated by our security measures and disaster recovery plans.

***Demand for our products may be adversely affected by changes in consumer preferences and tastes or if we are unable to innovate or market our products effectively.***

We are a consumer products company operating in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and consumers. Any significant changes in consumer preferences or any inability on our part to anticipate or react to such changes could result in reduced demand for our products and erosion of our competitive and financial position. Our success depends on the ability to respond to consumer trends, including concerns of consumers regarding health and wellness, obesity, product attributes and ingredients. In addition, changes in product category consumption or consumer demographics could result in reduced demand for our products. Consumer preferences may shift due to a variety of factors, including the aging of the general population, changes in social trends, changes in travel, vacation or leisure activity patterns, weather, or negative publicity resulting from regulatory action or litigation against companies in the snack food industry. Any of these changes may reduce consumers' willingness to purchase our products.

Our continued success also is dependent on product innovation, including maintaining a robust pipeline of new products, and the effectiveness of advertising campaigns, marketing programs and product packaging. Although we devote significant resources to meet this goal, there can be no assurance as to the continued ability to develop and launch successful new products or variants of existing products, or to effectively execute advertising campaigns and marketing programs. In addition, both the launch and ongoing success of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Further, failure to successfully launch new products could decrease demand for existing products by negatively affecting consumer perception of existing brands, as well as result in inventory write-offs and other costs.

***Our distribution network relies significantly on independent operators, and such reliance could affect our ability to efficiently and profitably distribute and market products, maintain existing markets and expand business into other geographic markets.***

Our DSD network relies on a significant number of independent operators for the sale and distribution of manufactured products and the products of other manufacturers for whom we provide distribution.

Independent operators often must make a commitment of capital or obtain financing to purchase their trucks, equipment and routes to conduct their business. Some financing arrangements made available to independent operators require us to repurchase an independent operator's truck, equipment and/or route at market value if the operator defaults on its loan. As a result, any downturn in an independent operator's business that affects the operator's ability to pay the lender financing for the operator's truck or route could harm our financial condition. The failure of any of our independent operators to make timely payments could require write-offs of accounts receivable or increased provisions made against accounts receivable, either of which could adversely affect our financial condition.

Our ability to maintain a DSD network and attract additional independent operators and distributors depends on a number of factors, many of which are outside of our control. Some of these factors include: (i) the level of demand for the brands and products, which are available in a particular distribution area; (ii) the ability to price products at levels competitive with those offered by other competing producers; and (iii) the ability to deliver products in the quantity and at the time ordered by independent operators and customers. There can be no assurance that we will be able to meet all or any of these factors in any of the current or prospective geographic areas of distribution. To the extent that any of these factors have a material adverse effect on the relationships with independent operators in a particular geographic area and, thus, limit the ability to maintain and expand the sales market, revenues and financial results may be adversely impacted.

Identifying new independent operators or distributors can be time-consuming and any resulting delay may be disruptive and costly to the business. There also is no assurance that we will be able to maintain current distribution relationships or establish and maintain successful relationships with independent operators in new geographic distribution areas. There is the possibility that we will have to incur significant expenses to attract and maintain independent operators in one or more geographic distribution areas in order to profitably expand geographic markets. The occurrence of any of these factors could result in a significant decrease in sales volume of our branded products and the products which we distribute for others and materially harm our financial condition and results of operations. The nature of the relationships with the independent operators is subject to ongoing litigation.

***Continued success depends on the protection of our trademarks and other proprietary intellectual property rights.***

We maintain numerous patents, trademarks and other intellectual property rights, which are important to our success and competitive position, and the loss of or our inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademarks and other proprietary intellectual property rights on a worldwide basis. Efforts to establish and protect trademarks and other proprietary intellectual property rights may not be adequate to prevent imitation of products by others or to prevent others from seeking to block sales of our products. In addition, the laws and enforcement mechanisms of some foreign countries may not allow for the protection of proprietary rights to the same extent as in the United States and other countries.

***New regulations or legislation could adversely affect our business.***
Food production and marketing are highly regulated by a variety of federal, state and other governmental agencies. New or increased government regulation of the food industry, including but not limited to areas related to food safety, chemical composition, production processes, traceability, product quality, packaging, labeling, promotions, marketing, and advertising (particularly such communications that are directed toward children), product recalls, records, storage and distribution could adversely impact our results of operations by increasing production costs or restricting our methods of operation and distribution. These regulations may address food industry or society factors, such as obesity, nutritional and environmental concerns and diet trends.

***We are exposed to interest and foreign currency exchange rate volatility, which could negatively impact our operating results and financial condition.***
We are exposed to interest rate volatility since the interest rate associated with a portion of our debt is variable. While we mitigate a portion of this volatility by entering into interest rate swap agreements, those agreements could lock our interest rates above the market rates.

We also are exposed to foreign exchange rate volatility primarily through the operations of our Canadian subsidiary. We mitigate a portion of the volatility impact on our results of operations by entering into foreign currency derivative contracts. Because our consolidated financial statements are presented in U.S. dollars, we must translate the Canadian subsidiary's financial statements at the then-applicable exchange rates. Consequently, changes in the value of the U.S. dollar may impact our consolidated financial statements, even if the value has not changed in the original currency.

***A significant portion of our outstanding shares of common stock is controlled by a few individuals, and their interests may conflict with those of other stockholders.***
As of January 1, 2011, Michael A. Warehime and his wife, Patricia A. Warehime, beneficially owned in the aggregate approximately 19% of the outstanding common stock of the Company. Mr. and Mrs. Warehime serve as directors of the Company, with Mr. Warehime serving as the Chairman of the Board. As a result, the Warehimes may be able to exercise significant influence over the Company and certain matters requiring approval of its stockholders, including the approval of significant corporate transactions, such as a merger or other sale of the Company or its assets. This could limit the ability of other stockholders of the Company to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control of the Company. In addition, the Warehimes may have actual or potential interests that diverge from the interests of the other stockholders of the Company.

As a condition to the execution of the merger agreement, the Warehimes entered into a standstill agreement. The standstill agreement generally provides that, until the third anniversary of the Merger, the Warehimes will not (i) acquire any additional shares of the Company's common stock, except upon the exercise of stock options, directly from a family member or upon dividend reinvestments; (ii) sell or transfer any of their shares of the Company's stock, except to the same extent and in the same manner as an "affiliate" (as defined in Rule 144 of the Securities Act) of the Company would be permitted to transfer such shares pursuant to Rule 144, or to a family member for estate planning purposes; or (iii) take any action contrary to maintaining certain aspects of the proposed governance structure for the Company through 2012, including plans for the reduction of the total number of directors over time and the re-election of the Lance directors eligible for re-election in 2011 and 2012. The standstill agreement further provides that at no time may the Warehimes' aggregate beneficial ownership exceed 30% of the issued and outstanding shares of the Company's common stock. Upon the expiration of the standstill agreement, all of the Warehimes' shares will be available for sale in the public market, subject (to the extent the Warehimes remain affiliates of the Company) to volume, manner of sale and other limitations under Rule 144, and there will be no restrictions on the Warehimes' ability to acquire additional shares of the Company's stock or influence the governance structure of the Company. As such, upon expiration of the standstill agreement, the Warehimes may have the ability to obtain or exercise increased control of the Company. In addition, sales by the Warehimes of their shares into the public market after the standstill agreement expires, or the perception that such sales could occur, could cause the market price of the our common stock to decline.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

Our corporate headquarters are located in Charlotte, North Carolina. We have an additional corporate office in Hanover, Pennsylvania. Our manufacturing operations are located in Charlotte, North Carolina; Hanover, Pennsylvania; Goodyear, Arizona; Burlington, Iowa; Columbus, Georgia; Jeffersonville, Indiana; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Ashland, Ohio; Cambridge, Ontario; and Guelph, Ontario.

We also own or lease stockrooms, warehouses, sales offices and administrative offices located throughout the United States to support our operations and DSD network.

The facilities and properties that we own and operate are maintained in good condition and are believed to be suitable and adequate for present needs. We believe that we have sufficient production capacity or the ability to increase capacity to meet anticipated demand in 2011.

## Item 3. Legal Proceedings

Two lawsuits were filed by Lance stockholders challenging the Merger. On August 5, 2010, Albert A. Ward filed a purported putative class action complaint allegedly on behalf of Lance's stockholders in the Mecklenburg County, North Carolina Superior Court against Lance, the members of Lance's board of directors and Snyder's. The Ward matter was transferred to the North Carolina Business Court on September 1, 2010. On September 3, 2010, David Shaev filed a purported putative class action complaint allegedly on behalf of Lance's stockholders in the United States District Court for the Western District of North Carolina, Charlotte Division against Lance, the members of Lance's board of directors and Snyder's. On November 8, 2010, Ward filed an amended complaint in the Ward matter, in which he dropped the class action allegations and added Lance's merger subsidiary as a defendant.

On November 12, 2010, an agreement in principle was concluded to settle the Ward matter, pursuant to which Ward executed a Release Agreement (the "Ward Release Agreement"). On December 7, 2010, Ward filed a Voluntary Dismissal, dismissing with prejudice the Ward matter and any and all claims against the defendants.

Also on November 12, 2010, an agreement in principle was concluded to settle the Shaev matter, pursuant to which Shaev executed a Release Agreement containing terms substantially similar to those of the Ward Release Agreement, and affecting only Shaev's individual claims asserted in the Shaev matter. On December 6, 2010, Shaev filed a Voluntary Dismissal, dismissing with prejudice the Shaev matter and any and all claims against the defendants.

As part of the settlements, Lance and the other defendants denied all allegations of wrongdoing and any liability to the plaintiffs. In connection with the matters, each of the plaintiffs received settlement payments in an immaterial amount.

We are currently subject to various routine legal proceedings and claims incidental to our business. In our opinion, such routine litigation and claims should not have a material adverse effect upon our consolidated financial statements taken as a whole.

**Item 4. (Removed and Reserved)**

Not applicable.

**Item X. Executive Officers of the Registrant**

Information about each of our "executive officers," as defined in Rule 3b-7 of the Securities Exchange Act of 1934, is as follows:

| Name | Age | Information About Officers |
|---|---|---|
| David V. Singer | 55 | Chief Executive Officer of Snyder's-Lance, Inc. since December 2010; President and Chief Executive Officer of Lance, Inc. from 2005 to December 2010; Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005. |
| Carl E. Lee, Jr. | 51 | President and Chief Operating Officer of Snyder's-Lance, Inc. since December 2010; President and Chief Executive Officer of Snyder's of Hanover, Inc. from 2005 to December 2010. From 2001 to 2005, Mr. Lee worked for FDC as President and Chief Executive Officer of WFMS. From 1997 to 2001, Mr. Lee worked for Nabisco where he led their South American business and served as President of their Caricam and Southern Cone Regions. Mr. Lee also led Nabisco's Global Export business which covered 95 countries. |
| Rick D. Puckett | 57 | Executive Vice President, Chief Financial Officer and Secretary of Snyder's-Lance, Inc. since January 2006 and Treasurer of Snyder's-Lance, Inc. since April 2006; Executive Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products, from 2005 to January 2006; and Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005. |
| Blake W. Thompson | 55 | Senior Vice President – Supply Chain of Snyder's-Lance, Inc. since February 2007; Vice President – Supply Chain of Lance, Inc. from 2005 to 2006; Senior Vice President, Supply Chain of Tasty Baking, a snack food manufacturer and distributor, from 2004 to 2005. |
| Kevin A. Henry | 43 | Senior Vice President and Chief Human Resources Officer of Snyder's-Lance, Inc. since January 2010; Chief Human Resources Officer of Coca Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from September 2007 to 2009; and Senior Vice President of Human Resources at Coca Cola Bottling Co. from February 2001 to 2009. |
| Margaret E. Wicklund | 50 | Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Snyder's-Lance, Inc. since 2007; Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. from 1999 to 2006. |

## PART II

### Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our $0.83-1/3 par value Common Stock is traded on the NASDAQ Global Select Market under the symbol LNCE. We had 4,471 stockholders of record as of February 18, 2010.

The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 2010 and 2009:

| 2010 Interim Periods | High Price | Low Price | Dividend Paid |
|---|---|---|---|
| First quarter (13 weeks ended March 27, 2010) | $ 27.23 | $ 20.90 | $ 0.16 |
| Second quarter (13 weeks ended June 26, 2010) | 24.00 | 17.22 | 0.16 |
| Third quarter (13 weeks ended September 25, 2010) | 23.55 | 15.91 | 0.16 |
| Fourth quarter (14 weeks ended January 1, 2011)* | 24.14 | 19.75 | 3.91 |

| 2009 Interim Periods | High Price | Low Price | Dividend Paid |
|---|---|---|---|
| First quarter (13 weeks ended March 28, 2009) | $ 24.00 | $ 18.36 | $ 0.16 |
| Second quarter (13 weeks ended June 27, 2009) | 24.05 | 19.66 | 0.16 |
| Third quarter (13 weeks ended September 26, 2009) | 27.00 | 22.53 | 0.16 |
| Fourth quarter (13 weeks ended December 26, 2009) | 28.26 | 22.83 | 0.16 |

* Includes a special cash dividend of $3.75 per share paid to the stockholders of Lance immediately prior to the Merger.

On February 8, 2011, the Board of Directors of Snyder's-Lance, Inc. declared a quarterly cash dividend of $0.16 per share payable on February 25, 2011 to stockholders of record on February 18, 2011. Our Board of Directors will consider the amount of future cash dividends on a quarterly basis.

Our credit agreement dated December 7, 2010 restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200 million. At January 1, 2011, our consolidated stockholders' equity was $836.6 million. The private placement agreement for $100 million of senior notes assumed as part of the Merger has provisions no more restrictive than the credit agreement dated December 7, 2010.

In December 2008, the Board of Directors approved the repurchase of up to 100,000 shares of common stock from employees. On July 21, 2010, the Board of Directors approved the repurchase of up to an additional 100,000 shares, or up to $2.4 million, of common stock from employees. The purpose of the repurchase is to acquire shares of common stock from employees to cover withholding taxes payable by employees upon the vesting of shares of restricted stock. During the fourth quarter of 2010, we repurchased the following shares of common stock for this purpose:

| Fiscal Month Date Range | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Repurchased as Part of Publically Announced Plans or Programs | Maximum Number of Shares That May Yet to be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| September 26, 2010 – October 23, 2010 | - | - | - | - |
| October 24, 2010 – November 20, 2010 | - | - | - | - |
| November 21, 2010 – January 1, 2011 | 79,727 | $ 23.23 | - | 57,380 |

During the first three quarters of 2010, we repurchased 56,152 shares of common stock. During 2009, we repurchased 6,741 shares of common stock. We did not repurchase any shares of common stock during 2008.

**Item 6. Selected Financial Data**

The following table sets forth selected historical financial data for the five-year period ended January 1, 2011. The selected financial data set forth below should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the audited financial statements. The prior year amounts have been reclassified for consistent presentation, including the reclassification of the vending operations to discontinued operations for 2006 and 2007.

| | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| **Results of Operations (in thousands):** | | | | | |
| Net sales and other operating revenue (1) (2) (3) | $ 979,835 | $ 918,163 | $ 852,468 | $ 762,736 | $ 730,116 |
| Income from continuing operations before income taxes (4) (5) (6) (7) | 8,162 | 53,331 | 28,788 | 37,732 | 27,104 |
| Net income from continuing operations | 2,512 | 35,028 | 18,828 | 24,735 | 17,672 |
| Income from discontinued operations before income taxes (8) | - | - | - | 44 | 153 |
| Net income from discontinued operations | - | - | - | 29 | 100 |
| Net income | $ 2,512 | $ 35,028 | $ 18,828 | $ 24,764 | $ 17,772 |
| **Average Number of Common Shares Outstanding (in thousands):** | | | | | |
| Basic | 34,128 | 31,565 | 31,202 | 30,961 | 30,467 |
| Diluted | 34,348 | 32,384 | 31,803 | 31,373 | 30,844 |
| **Per Share of Common Stock:** | | | | | |
| From continuing operations – basic | $ 0.07 | $ 1.11 | $ 0.60 | $ 0.80 | $ 0.58 |
| From discontinued operations – basic | - | - | - | - | - |
| From continuing operations – diluted | 0.07 | 1.08 | 0.59 | 0.79 | 0.57 |
| From discontinued operations – diluted | - | - | - | - | - |
| Cash dividends declared (9) | $ 4.39 | $ 0.64 | $ 0.64 | $ 0.64 | $ 0.64 |
| **Financial Status at Year-end (in thousands):** | | | | | |
| Total assets | $1,462,356 | $ 540,114 | $ 470,735 | $ 416,470 | $ 387,993 |
| Long-term debt, net of current portion | $ 227,462 | $ 113,000 | $ 91,000 | $ 50,000 | $ 50,000 |
| Total debt | $ 285,229 | $ 113,000 | $ 98,000 | $ 50,000 | $ 50,000 |

**Footnotes:**

(1) 2010 revenue included approximately $49 million from the result of the Merger with Snyder's in December 2010 and approximately $18 million from the acquisition of Stella D'oro in October 2009. In addition, 2010 was a 53-week year. There was approximately $11 million of incremental revenue related to the additional week of revenue.

(2) 2009 revenue included approximately $27 million from both Archway (acquired in December 2008) and Stella D'oro.

(3) 2008 revenue included approximately $15 million from Brent & Sam's (acquired in March 2008). Also, a significant amount of price increases were initiated in response to unprecedented ingredient costs increases, such as flour and vegetable oil.

(4) 2010 pre-tax income was significantly impacted by change-in-control and other Merger-related expenses incurred in connection with the Merger, totaling approximately $38 million as well as incremental costs of approximately $3 million for an unsuccessful bid for a targeted acquisition, $3 million for severance costs relating to a workforce reduction, $2 million for a claims buy-out agreement with an insurance company, and a pre-tax loss for the additional fifty-third week of approximately $2 million.

(5) 2009, 2008, 2007 and 2006 figures have been revised to reflect change in accounting for inventory. See Note 2 to the consolidated financial statements in Item 8.

(6) 2008 pre-tax income was significantly impacted by unprecedented ingredient costs increases, such as flour and vegetable oil, not fully offset by our selling price increases during the year.

(7) Pre-tax income in 2006 was impacted by $1.3 million of expenses related to stock options as required by a change in accounting standard. Incremental severance and integration costs during 2006 related to the Tom's acquisition were $2.8 million.

(8) During 2006, we committed to a plan to discontinue our vending operations.

(9) 2010 includes a special dividend of $3.75 in connection with the Merger.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion provides an assessment of our financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements, and notes to the financial statements. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under Part I, Item 1A—Risk Factors and other sections in this report.*

*Management's discussion and analysis of our financial condition and results of operations are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors, including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. We routinely evaluate our estimates, including those related to customer returns and promotions, allowances for doubtful accounts, inventory valuations, useful lives of fixed assets and related impairment, long-term investments, hedge transactions, postretirement benefits, intangible asset valuations, incentive compensation, income taxes, self-insurance, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.*

### Executive Summary

The past year was historically transformative, ending with the consummation of a merger of equals that positions our Company for future growth through expanded product lines, expanded distribution of products and channels, and significant operating efficiency opportunities.

In the first quarter, we incurred $2.9 million in pre-tax expenses related to an unsuccessful bid for a targeted acquisition. In addition, the impact of the economic environment and increased price and brand competition led to pressures on our operating profit growth.

In order to restore profit margins and align our operating costs with revenue, we announced a workforce reduction during the second quarter with associated pre-tax costs of $3.0 million.

During the third quarter, Lance and Snyder's announced a merger of equals. Incremental costs associated with this Merger were $37.9 million pre-tax for expenses incurred during the third and fourth quarter related to change in control expenses, investment advisory costs, severance charges, legal and professional fees, purchase price adjustments and other costs.

Additionally, we assumed a $2.1 million net liability during the fourth quarter for workers' compensation claims that had originated prior to 1992 and been insured by a third-party insurance company. Due to the uncertainty of that insurer's ability to continue paying claims, we entered into an agreement where we assumed the full liability of approximately $3.6 million of insurance claims under the pre-existing workers' compensation policies and received $1.5 million in cash consideration to be placed in an escrow account to pay these specific claims.

We also announced during the fourth quarter that we changed our fiscal year to the last Saturday closest to the end of the fiscal year, which was January 1, 2011. This change added an additional week of revenue of $11.1 million, but negatively impacted diluted earnings per share ("EPS") by approximately $0.04 given the low volume of sales for the holiday week and higher fixed costs.

The Merger between Lance and Snyder's was completed on December 6, 2010. The addition of Snyder's results from the merger date through January 1, 2011 increased revenue by $48.8 million. Reported earnings per share was not impacted by the addition of Snyder's results for the post-merger period since it was diluted by the additional shares issued to complete the Merger.

In 2010, we realized $0.07 of EPS as compared to $1.08 in 2009. The most significant items, merger-related costs, reduced EPS by approximately $0.83 for the year.

As we move into 2011, our Company will be significantly changed as a result of the Merger which will impact the following:

1. Revenue is expected to increase between $575 million and $625 million as a result of the Merger and integration efforts;
2. Gross margin as a percentage of revenue is expected to decline as we shift from a company-owned route DSD network to an independent operator DSD network;
3. Overall percentage of branded and non-branded revenue should remain relatively similar. However, the make-up of our non-branded revenue will include partner brands (other companies' branded products), which may also impact our gross margin as a percentage of revenues;
4. Although we expect to see declines in our gross margins, we expect operating costs will decline due to the changes in our business structure and expected synergies;
5. As we integrate our business, there will be potential costs and benefits which will impact our results of operations and financial results.
6. Weighted-average diluted shares are expected to be between 68 million and 70 million for 2011.

## Results of Operations

***2010 Compared to 2009***

| *(in millions)* | | 2010 | | | 2009* | | Favorable/ (Unfavorable) | |
|---|---|---|---|---|---|---|---|---|
| Revenue | $ | 979.8 | 100.0% | $ | 918.2 | 100.0% | $ 61.6 | 6.7% |
| Cost of sales | | 601.0 | 61.3% | | 549.1 | 59.8% | (51.9) | -9.5% |
| Gross margin | | 378.8 | 38.7% | | 369.1 | 40.2% | 9.7 | 2.6% |
| Selling, general and administrative | | 359.6 | 36.7% | | 310.6 | 33.8% | (49.0) | -15.8% |
| Other expense, net | | 7.1 | 0.7% | | 1.8 | 0.2% | (5.3) | -294.7% |
| Earnings before interest and taxes | | 12.1 | 1.3% | | 56.7 | 6.2% | (44.6) | -78.7% |
| Interest expense, net | | 3.9 | 0.4% | | 3.4 | 0.4% | (0.5) | -14.7% |
| Income tax expense | | 5.7 | 0.6% | | 18.3 | 2.0% | 12.6 | 68.9% |
| Net income | $ | 2.5 | 0.3% | $ | 35.0 | 3.8% | $ (32.5) | -92.9% |

* 2009 results have been revised to reflect the change in accounting for inventory.

Revenue

Revenue for the year ended January 1, 2011 increased $61.6 million compared to the year ended December 26, 2009, which includes $48.8 million in revenue as a result of the Merger and $11.1 million as a result of the additional week in the fiscal year. Excluding the revenue from the Merger and the additional revenue week, revenue increased $1.7 million on a comparable basis to last year.

Revenue by product category was as follows:

| | 2010 | 2009 |
|---|---|---|
| Lance's Branded Revenue | 55% | 58% |
| Lance's Non-Branded Revenue | 40% | 42% |
| Snyder's Post-Merger Revenue | 5% | n/a |
| Total Revenue | 100% | 100% |

Lance branded revenue increased $6.6 million, which included $5.6 million of revenue as a result of the additional week in 2010, as compared to 2009. Revenue growth was significantly impacted by economic conditions and increased competition. In order to contend with these issues, we increased promotional spending by more than 30% compared to the prior year to support our brands and market share. Sales of Lance's branded products to distributors, mass merchandisers, and discount stores generated revenue growth compared to 2009 due to the acquisition of Stella D'oro in 2009, new product offerings and growth with new and existing customers. These increases were significantly offset by declines in the food service and up-and-down the street customers as we shifted a significant portion of this business to distributors where selling prices are lower. The convenience store channel for the first three quarters of the year experienced a significant revenue decline compared to the prior year due in part to the overall sales decline in this channel, as well as the impact of the implementation of our DSD transformation strategy completed in early 2010 that was aimed at improving route efficiency and profitability by shifting focus to servicing larger, more profitable customers. As we moved into the fourth quarter, convenience store revenue was up slightly as compared to the prior year. However, the decline in convenience store revenue on a full year basis negatively impacted revenue. The Merger also appeared to negatively impact revenue in certain channels due to uncertainty about the Merger and changes in sales management which occurred during the fourth quarter.

Approximately 65% of Lance's branded revenue in 2010 and 68% in 2009 was generated through our DSD network. The remainder consisted of revenue from distributors and direct shipments to customers. The percentage of branded revenue may decline as we shift sales from a company-owned route DSD network to an independent operator DSD network, but this shift is also expected to result in lower distribution costs.

Lance's non-branded revenue increased $6.2 million, which included $5.5 million of revenue as result of the additional week in 2010, as compared to 2009. Our private brand revenue increased modestly compared to prior year as we experienced increased competition from national brand competitors, but still benefited from the introduction of new private brand products in 2009. Contract manufacturing revenue declined as a result of a planned completion of a short-term contract manufacturing customer contract.

Gross Margin

Gross margin increased $9.7 million compared to 2009 but declined 1.5% as a percentage of revenue. Excluding the gross margin impact of the extra week of $2.5 million and the Merger-related volume of $17.5 million, gross margin would have declined $10.3 million and 1.2% as percentage of revenue. The decline was driven by increased promotional spending and a higher percentage of Lance non-branded revenue and sales to distributors which have lower gross margin percentages, and increased costs as a result of severance and Merger-related costs including inventory adjustments. These increased costs were partially offset by favorable commodity costs and manufacturing efficiencies. As we move into 2011, gross margin as a percentage of revenue should decline due to a higher concentration of non-branded revenue and a greater percentage of sales to independent operators, but should also result in lower distribution costs from these channels. Commodity costs also are expected to increase in 2011 as compared to 2010, and we have planned increases in selling prices for certain products to mitigate the impact on gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $49.0 million as compared to 2009 and increased 2.9% as a percentage of revenue. The majority of the increase related to $35.2 million of Merger costs, including change in control expenses, investment advisory costs, severance charges, legal and professional fees, as well as $14.0 million of incremental selling, general and administrative costs of Snyder's. In addition, there was approximately $1.9 million in severance costs related to the workforce reduction that occurred during the second quarter, increased fuel costs of $1.8 million, and $1.7 million of additional bad debt expense due predominantly to a customer bankruptcy. Partially offsetting these increased expenses were lower advertising costs and lower selling expenses as a result of the implementation of Lance's DSD transformation strategy. We expect to have incremental integration costs but also operating efficiencies and lower operating costs for our DSD network in the latter part of 2011.

Other Expense, Net

During 2010, other expense of $7.1 million consisted mostly of financing commitment fees in the first quarter of 2010 of $2.7 million associated with an unsuccessful bid for a targeted acquisition, $2.1 million of insurance settlement charges which occurred during the fourth quarter, foreign currency transaction losses due to the unfavorable impact of exchange rates in 2010, as well as losses on the sale of fixed assets. During 2009, other expense of $1.8 million consisted primarily of foreign currency transaction losses due to the unfavorable impact of exchange rates in 2009 and losses on the sale of fixed assets.

Interest Expense

Net interest expense increased $0.5 million primarily due to higher average debt in 2010 resulting from acquisitions made late in 2009 and the Merger in 2010, offset slightly by lower weighted average interest rates. We expect that interest expense in 2011 will be higher than in 2010 due to the debt assumed as a result of the Merger and additional borrowings.

Income Tax Expense

Our effective income tax rate was 69.0% in 2010 as compared to 34.3% in 2009. The increase in the income tax rate was primarily due to Merger related expenses that are not deductible for tax purposes, limitations on the ability to utilize tax credits and deductions as a result of lower taxable income and deduction limitations for certain executive compensation.

***2009 Compared to 2008***

| *(in millions)* | 2009* | | 2008* | | Favorable/ (Unfavorable) | |
|---|---|---|---|---|---|---|
| Revenue | $ 918.2 | 100.0% | $ 852.4 | 100.0% | $ 65.8 | 7.7% |
| Cost of sales | 549.1 | 59.8% | 529.8 | 62.2% | (19.3) | -3.6% |
| Gross margin | 369.1 | 40.2% | 322.6 | 37.8% | 46.5 | 14.4% |
| Selling, general and administrative | 310.6 | 33.8% | 291.7 | 34.2% | (18.9) | -6.5% |
| Other expense/(income), net | 1.8 | 0.2% | (0.9) | -0.1% | (2.7) | nm |
| Earnings before interest and taxes | 56.7 | 6.2% | 31.8 | 3.7% | 24.9 | 78.3% |
| Interest expense, net | 3.4 | 0.4% | 3.0 | 0.4% | (0.4) | -13.3% |
| Income tax expense | 18.3 | 2.0% | 10.0 | 1.2% | (8.3) | -83.0% |
| Net income | $ 35.0 | 3.8% | $ 18.8 | 2.2% | $ 16.2 | 86.2% |

* 2009 and 2008 results have been revised to reflect the change in accounting for inventory.

nm = not meaningful.

Revenue

Revenue for the year ended December 26, 2009 increased $65.8 million or approximately 8% compared to the year ended December 27, 2008.

As a percentage of total revenue, revenue by product category was as follows:

| | 2009 | 2008 |
|---|---|---|
| Branded Products | 58% | 60% |
| Non-branded Products | 42% | 40% |
| Total Revenue | 100% | 100% |

Branded revenue increased $20.7 million or 4.0% compared to 2008. Sales of branded products to grocery stores, distributors, discount stores and club stores generated significant growth compared to 2008 due to acquisitions, increased selling prices and new product offerings. Branded revenue from mass merchandisers increased only modestly compared to 2008 due to changes in store formats, which reduced the number of opportunities for promotional displays. This growth was significantly offset by double-digit declines in up-and-down the street, convenience store and food service revenue as a result of lower consumer spending in these establishments and the implementation of our DSD transformation strategy aimed at improving route efficiency and profitability by shifting focus to servicing larger, more profitable customers.

Our DSD network represented approximately 68% of branded revenue in 2009 and 72% in 2008. The remainder consisted of branded revenue from distributors and direct shipments to customers. The increase in our distributor revenue was significantly impacted by the addition of the Archway and Stella D'oro product offerings as well as an intended shift of certain revenue from our DSD network to independent distributors as part of our DSD transformation strategy.

Non-branded revenue increased $45.1 million or 13% compared to 2008, primarily related to growth from new products, increased selling prices and a short-term manufacturing contract for a new customer. Growth in this category was also driven by increased demand from consumers for store brands, which is in part believed to be the result of the economic downturn.

Gross Margin

Gross margin increased $46.5 million or 2.4% as a percentage of revenue, compared to 2008. The increase in gross margin was mostly due to lower ingredient, natural gas and packaging costs, as well as the favorable impact of higher selling prices aimed at offsetting the escalation of ingredient costs that were experienced throughout 2008 and into 2009. The increase in gross margin was somewhat offset by a higher percentage of both private brand revenue, which has a lower gross margin percentage than our branded products, and a higher percentage of distributor branded revenue, which has a lower gross margin than branded products sold through our DSD channel. In addition, we had incremental start-up costs related to the acquisitions of Archway and Stella D'oro and the relocation of the production of Brent & Sam's products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $18.9 million as compared to 2008, but decreased 0.4% as a percentage of revenue. Advertising costs increased $6.6 million, which included a substantial investment in advertising to support our first national television advertising campaign. We also incurred incremental marketing costs of approximately $1.3 million to reestablish the Archway® brand in the marketplace and mitigate the negative impact of the peanut butter recall. Compensation-related expenses increased $6.7 million due to acquisitions and additional employees to support Company initiatives. Information technology expenditures also increased due to our ERP information technology system implementation. Somewhat offsetting these increased expenses were favorable fuel rates, lower shipping expenses and lower route costs due to the DSD transformation initiatives compared to 2008.

Other Expense/(Income), Net

During 2009, other expense of $1.8 million consisted primarily of foreign currency transaction losses due to the unfavorable impact of exchange rates in 2009, as well as losses on sale of fixed assets. Conversely, other income during 2008 was primarily the result of $0.9 million of foreign currency transaction gains.

Interest Expense

Net interest expense increased $0.4 million primarily due to higher average debt than 2008 resulting from acquisitions made late in 2008 and 2009, offset slightly by lower weighted average interest rates.

Income Tax Expense

Our effective income tax rate was 34.3% in 2009 as compared to 34.6% in 2008. The decrease in the income tax rate was primarily due to increased utilization of federal and state credits as a result of higher net income.

**Liquidity and Capital Resources**

*Liquidity*

Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations as well as our ability to obtain appropriate financing. Therefore, liquidity cannot be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving our objectives. Currently, our liquidity needs arise primarily from working capital requirements, capital expenditures and dividends. Sufficient liquidity is expected to be available to enable us to meet these demands.

We have a universal shelf registration statement that, subject to our ability to consummate a transaction on acceptable terms, provides the flexibility to sell up to $250 million of debt or equity securities.

*Operating Cash Flows*

Net cash from operating activities was $44.4 million in 2010, $69.3 million in 2009 and $54.9 million in 2008. Cash used from net changes in operating assets and liabilities increased from $12.9 million in 2009 to $39.9 million in 2010, mostly due to an income tax receivable in 2010 as well as incentive payments made prior to year-end as part of the change in control related to the Merger.

Cash used from net changes in operating assets and liabilities increased from $9.0 million in 2008 to $12.9 million in 2009, primarily due to higher accounts receivable, as a result of increased sales, and higher inventory, as a result of acquisitions and new product introductions, offset somewhat by higher accrued liabilities.

*Investing Cash Flows*

Cash used in investing activities in 2010 included capital expenditures of $33.3 million which was partially offset by proceeds from the sale of fixed assets of $2.7 million. Capital expenditures for fixed assets in 2010 included manufacturing equipment, computer hardware and software, building improvements, office furniture and fixtures, vehicles, and permanent sales displays. During 2011, capital expenditures are expected to be approximately 4% of revenue.

On December 6, 2010, Lance merged with Snyder's by issuing common stock and options totaling $676.2 million. Cash acquired in connection with the Merger totaled $96.3 million.

In February 2011, we announced a plan to convert approximately 1,300 company-owned routes to an independent operator structure over the next 12 to 18 months to better position our distribution network to serve customers. We expect to generate cash inflows of approximately $40 million to $50 million from the sale of routes and route vans over the same period.

Cash used in investing activities in 2009 included capital expenditures of $40.7 million which was partially offset by proceeds from the sale of fixed assets of $0.8 million. Capital expenditures for fixed assets in 2009 included manufacturing equipment, computer hardware and software, office furniture and fixtures, route truck shelving and permanent sales displays. On October 13, 2009, we acquired the Stella D'oro® brand as well as certain inventory and equipment from Stella D'oro Biscuit Co., Inc. for $23.9 million, including the cost of equipment installation.

*Financing Cash Flows*

During 2010, 2009 and 2008, we paid dividends of $0.64 per share each year totaling $20.8 million, $20.4 million and $20.1 million, respectively. Additionally, we paid a special dividend of $3.75 per share totaling $121.7 million during 2010 as part of the Merger. As a result of the exercise of stock options by employees, we received cash and tax benefits of $13.1 million in 2010, $4.2 million in 2009 and $2.5 million in 2008. We repurchased stock from employees to cover withholding taxes totaling $6.5 million in 2010 and $0.1 million in 2009. During 2010, 2009 and 2008, proceeds from debt, net of repayments, were $47.8 million, $15.0 million, and $46.2 million, respectively. These proceeds from debt were primarily used to pay for Merger-related costs or fund acquisitions.

In December 2008, the Board of Directors approved the repurchase of up to 100,000 shares of common stock from employees. On July 21, 2010, the Board of Directors approved the repurchase of up to an additional 100,000 shares, or up to $2.4 million, of common stock from employees. The purpose of the repurchase is to acquire shares of common stock from employees to cover withholding taxes payable by employees upon the vesting of shares of restricted stock. During 2010 and 2009, we repurchased 135,879 and 6,741 shares of common stock, respectively. We did not repurchase any shares of common stock during 2008. The maximum number of shares remaining to be purchased at January 1, 2011 was 57,380.

*Debt*

In December 2010, we amended a portion of our existing credit agreement and entered into a new credit agreement, which allows us to make revolving credit borrowings of up to $265.0 million through December 2015. As of January 1, 2011 and December 26, 2009, we had $111.0 million and $63.0 million outstanding under the revolving credit agreement, respectively. Under the existing credit agreement, a $50.0 million term loan is due in October 2011. As of January 1, 2011 and December 26, 2009, we had $50.0 million outstanding under the term loan. Total debt increased $172.2 million during 2010, of which $124.5 million was assumed as part of the Merger. The proceeds from the increase in debt were used primarily to fund Merger-related costs and pay the special dividend associated with the Merger.

Unused and available borrowings were $154.0 million under our existing credit facilities at January 1, 2011. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the credit agreement by up to $100.0 million during the life of the facility.

The credit agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.25, or 3.50 for four consecutive periods following a material acquisition, and a minimum interest coverage ratio of 2.5. At January 1, 2011, our debt to EBITDA ratio as defined by the credit agreement was 1.96, and our interest coverage ratio was 9.1. In addition, our revolving credit agreement restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200.0 million. At January 1, 2011, our consolidated stockholders' equity was $836.6 million. We were in compliance with these covenants at January 1, 2011. Total interest expense under all credit agreements for 2010, 2009 and 2008 was $3.9 million, $3.4 million and $3.2 million, respectively. During 2010, we capitalized no interest expense into fixed assets as part of our ERP system implementation, as compared to $0.2 million which we capitalized during 2009.

*Contractual Obligations*

We lease certain facilities and equipment classified as operating leases. We also have entered into agreements with suppliers for the purchase of certain ingredients, packaging materials and energy used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. These purchase commitments range in length from a few weeks to twelve months. Additionally, we provide supplemental retirement benefits to certain retired and active officers.

Contractual obligations as of January 1, 2011 were:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | **Total** | **< 1 year** | **1-3 years** | **3-5 years** | **Thereafter** |
| Purchase commitments | $ 169,631 | $ 169,631 | $ - | $ - | $ - |
| Debt, including interest payable* | 332,510 | 68,211 | 22,684 | 130,608 | 111,007 |
| Operating lease obligations | 55,422 | 13,355 | 19,405 | 11,187 | 11,475 |
| Benefit obligations | 1,263 | 1,205 | 58 | - | - |
| Total contractual obligations | $ 558,826 | $ 252,402 | $ 42,147 | $ 141,795 | $ 122,482 |

* Variable interest will be paid in future periods based on the outstanding balance at that time.

Because we are uncertain as to if or when settlements may occur, this table does not reflect our liability for gross unrecognized tax benefits of $3.8 million and related interest and penalties of $1.5 million related to uncertain tax positions. Details regarding this liability are presented in Note 11 to the consolidated financial statements included in Item 8.

*Off-Balance Sheet Arrangements*

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations or cash flows.

## Critical Accounting Estimates

Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe the following estimates and assumptions to be critical accounting estimates. These assumptions and estimates may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and may have a material impact on the financial condition or operating performance. Actual results may differ from these estimates under different assumptions or conditions.

*Revenue Recognition*

Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize operating revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

Revenue for products sold to customers through our company-owned DSD network is recognized when the product is delivered to the retailer. Our sales representatives create an invoice at time of delivery using a handheld device. These invoices are transmitted electronically each day and sales revenue is recognized.

Revenue for products sold to our independent operators in our DSD network is recognized when the independent operator purchases the inventory from our warehouses.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses. Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We allow certain customers to return products under agreed upon circumstances. We record a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical and current market information.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue and an accrued liability at the time the sale is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrued liability is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liabilities for these allowances are monitored throughout the time period covered by the coupon or promotion.

Total allowances for sales returns, rebates, coupons, scan-backs and other promotional activities included in other payables and accrued liabilities on the consolidated balance sheets increased from $9.2 million at the end of 2009 to $15.5 million at the end of 2010 due to the Merger and a more aggressive marketing effort to drive sales growth.

*Allowance for Doubtful Accounts*

The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivable. We record a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions. Allowances for doubtful accounts increased from $1.0 million at the end of 2009 to $2.9 million at the end of 2010 due to specific customer bankruptcies.

*Self-Insurance Reserves*

We maintain reserves for the self-funded portions of employee medical insurance benefits. The employer's portion of employee medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person for Lance. At January 1, 2011 and December 26, 2009, the accruals for our portion of medical insurance benefits were $3.1 million and $2.9 million, respectively. As part of the Merger, we also assumed additional reserves of $1.9 million. Snyder's portion of employee medical claims is limited by stop-loss coverage each year to $0.2 million per person, and the accrual at January 1, 2011 was $1.9 million.

For certain casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to the $0.3 million insurance deductible, and in some cases, up to a $0.5 million insurance deductible. In addition, certain general and product liability claims are self-funded for individual losses up to the $0.1 million insurance deductible. Claims in excess of the deductible are fully insured up to $100 million per individual claim. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of discounted loss reserves ranged from $14.3 million to $19.3 million in 2010. In 2009, the estimate of discounted loss reserves ranged from $11.6 million to $14.4 million. This increase was the result of assuming Snyder's workers' compensation liabilities and other factors as described below.

During 2010, we determined that no other point within the range of loss reserves was more probable than another. Accordingly, we selected the midpoint of the range as our estimated liability. In 2009, we estimated the claims liability to be at the 75th percentile. This change decreased the estimated claims liability by approximately $0.5 million. In addition, we lowered the discount rate from 3.5% in 2009 to 2.5% in 2010 based on projected investment returns over the estimated future payout period, which increased the estimated claims liability by approximately $0.2 million.

In December 2010, we assumed a liability for workers' compensation relating to claims that had originated prior to 1992 and been insured by a third-party insurance company. Due to the uncertainty of that insurer's ability to continue paying claims, we entered into an agreement where we assumed the full liability of approximately $3.6 million of insurance claims under the pre-existing workers' compensation policies and received $1.5 million in cash consideration to be placed in an escrow account to pay these specific claims. Therefore, we have recognized the net liability of $2.1 million as of January 1, 2011.

*Impairment Analysis of Goodwill and Other Indefinite-Lived Intangible Assets*

The annual impairment analysis of goodwill and other indefinite-lived intangible assets requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. The analysis of goodwill and other indefinite-lived intangible assets as of January 1, 2011 assumes combined average annual revenue growth of approximately 3.4% during the valuation period. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

We also use a combination of internal and external data to develop the weighted average cost of capital. Significant investments in fixed assets and working capital to support this growth are estimated and factored into the analysis. If the forecasted revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with the excess fair value over carrying value, significant changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

*Depreciation and Impairment of Fixed Assets*
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in computing depreciation are based on estimates of the period over which the assets will provide economic benefits. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. Depreciation expense was $39.1 million, $34.6 million and $32.0 million during 2010, 2009 and 2008, respectively. Changes in these estimated lives and increases in capital expenditures could significantly affect depreciation expense in the future.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

*Equity-Based Incentive Compensation Expense*
Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate and expected dividends. Judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. In addition, our long-term equity incentive plans require assumptions and projections of future operating results and financial metrics. Actual results may differ from these assumptions and projections, which could have a material impact on our financial results.

*Provision for Income Taxes*
We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage. Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

**New Accounting Standards**

See Note 1 to the consolidated financial statements included in Item 8 for a summary of new accounting standards.

## Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to certain commodity, interest rate and foreign currency exchange rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage some of these risks. We do not use derivatives for trading purposes. There are no market risk sensitive instruments held for trading purposes.

In order to reduce the price volatility of certain ingredient, packaging and energy costs, we have entered into various forward purchase agreements with certain suppliers based on market prices, forward price projections, and expected usage levels in order to determine appropriate selling prices for our products. As of January 1, 2011 and December 26, 2009, we had no significant commodity futures contracts or other derivative contracts related to ingredients and energy.

Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable rate debt. See Note 10 to the consolidated financial statements in Item 8 for further information related to our interest rate swap agreements. While these interest rate swap agreements fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $2.5 million lower without these swaps during 2010. Including the effects of the interest rate swap agreements, the weighted average interest rates for 2010 and 2009 were 4.0% and 3.1%, respectively. A 10% increase in the variable interest rate would not have significantly impacted interest expense during 2010.

Through the operations of our Canadian subsidiary, there is an exposure to foreign exchange rate fluctuations, primarily between U.S. dollars and Canadian dollars. A majority of the revenue of our Canadian operations is denominated in U.S. dollars and a substantial portion of the operations' costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of forward contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through June 2011. Foreign currency fluctuations unfavorably impacted 2010 pre-tax earnings by $2.8 million compared to 2009. However, this decrease in pre-tax earnings was offset by the favorable effect of derivative forward contracts of $2.3 million in 2010 compared to 2009, resulting in a net unfavorable impact of $0.5 million in 2010.

## Item 8. Financial Statements and Supplementary Data

### Consolidated Statements of Income

*SNYDER'S-LANCE, INC. AND SUBSIDIARIES*
*For the Fiscal Years Ended January 1, 2011, December 26, 2009, and December 27, 2008*
*(in thousands, except share and per share data)*

| | 2010 | 2009* | 2008* |
|---|---|---|---|
| Net sales and other operating revenue | **$ 979,835** | $ 918,163 | $ 852,468 |
| Cost of sales | **601,015** | 549,119 | 529,813 |
| Gross margin | **378,820** | 369,044 | 322,655 |
| Selling, general and administrative | **359,629** | 310,588 | 291,680 |
| Other expense/(income), net | **7,108** | 1,774 | (854) |
| Income before interest and income taxes | **12,083** | 56,682 | 31,829 |
| Interest expense, net | **3,921** | 3,351 | 3,041 |
| Income before income taxes | **8,162** | 53,331 | 28,788 |
| Income tax expense | **5,631** | 18,303 | 9,960 |
| Net income | **2,531** | 35,028 | 18,828 |
| Less: Net income attributable to non-controlling interests, net of tax of $4 | **19** | - | - |
| Net income attributable to Snyder's-Lance, Inc. | **$ 2,512** | $ 35,028 | $ 18,828 |
| **Basic earnings per share** | **$ 0.07** | $ 1.11 | $ 0.60 |
| **Weighted average shares outstanding – basic** | **34,128,000** | 31,565,000 | 31,202,000 |
| **Diluted earnings per share** | **$ 0.07** | $ 1.08 | $ 0.59 |
| **Weighted average shares outstanding - diluted** | **34,348,000** | 32,384,000 | 31,803,000 |

* 2009 and 2008 amounts have been revised to reflect the change in accounting for inventory. See Note 2 for more information.

See Notes to Consolidated Financial Statements

## Consolidated Balance Sheets

*SNYDER'S-LANCE, INC. AND SUBSIDIARIES*
*January 1, 2011 and December 26, 2009*
*(in thousands, except share data)*

| | 2010 | 2009* |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 27,877 | $ 5,418 |
| Accounts receivable, net of allowances of $2,899 and $972, respectively | 128,556 | 87,172 |
| Inventories | 96,936 | 63,873 |
| Deferred income taxes | 14,346 | 7,777 |
| Income tax receivable | 29,304 | 238 |
| Prepaid expenses and other current assets | 26,748 | 18,227 |
| Total current assets | 323,767 | 182,705 |
| Fixed assets, net | 336,673 | 225,981 |
| Goodwill, net | 376,281 | 90,909 |
| Other intangible assets, net | 407,579 | 35,154 |
| Other assets | 18,056 | 5,365 |
| **Total assets** | $ 1,462,356 | $ 540,114 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities** | | |
| Accounts payable | $ 39,938 | $ 29,777 |
| Accrued compensation | 31,564 | 26,604 |
| Accrued profit-sharing retirement plan | 9,884 | 6,285 |
| Accrual for casualty insurance claims | 6,477 | 4,840 |
| Accrued selling costs | 15,521 | 9,235 |
| Other payables and accrued liabilities | 32,118 | 19,625 |
| Current portion of long-term debt | 57,767 | - |
| Total current liabilities | 193,269 | 96,366 |
| Long-term debt | 227,462 | 113,000 |
| Deferred income taxes | 180,812 | 35,515 |
| Accrual for casualty insurance claims | 9,195 | 8,287 |
| Other long-term liabilities | 15,003 | 8,436 |
| **Total liabilities** | 625,741 | 261,604 |
| **Commitments and contingencies** | - | - |
| **Stockholders' equity** | | |
| Common stock, $0.83 1/3 par value. Authorized 75,000,000 shares; 66,336,807 and 32,093,193 shares outstanding, respectively | 55,278 | 26,743 |
| Preferred stock, $1.00 par value. Authorized 5,000,000 shares; no shares outstanding | - | - |
| Additional paid-in capital | 722,007 | 60,829 |
| Retained earnings | 40,199 | 180,145 |
| Accumulated other comprehensive income | 15,104 | 10,793 |
| Total Snyder's-Lance, Inc. stockholders' equity | 832,588 | 278,510 |
| Non-controlling interests | 4,027 | - |
| Total stockholders' equity | 836,615 | 278,510 |
| **Total liabilities and stockholders' equity** | $ 1,462,356 | $ 540,114 |

* 2009 amounts have been revised to reflect the change in accounting for inventory. See Note 2 for more information.

See Notes to Consolidated Financial Statements.

## Consolidated Statements of Stockholders' Equity and Comprehensive Income

*SNYDER'S-LANCE, INC. AND SUBSIDIARIES*
*For the Fiscal Years Ended January 1, 2011, December 26, 2009, and December 27, 2008*
*(in thousands, except share data)*

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings* | Accumulated Other Comprehensive Income | Non-Controlling Interest | Total* |
|---|---|---|---|---|---|---|---|
| Balance, December 29, 2007 | 31,214,743 | $ 26,011 | $ 41,430 | $ 166,823 | $ 16,300 | $ - | $ 250,564 |
| Comprehensive income: | | | | | | | |
| Net income, as adjusted * | | | | 18,828 | | | 18,828 |
| Net unrealized losses on derivative instruments, net of $1,923 tax effect | | | | | (3,593) | | (3,593) |
| Actuarial gains recognized in net income, net of $5 tax effect | | | | | 9 | | 9 |
| Foreign currency translation adjustment | | | | | (13,553) | | (13,553) |
| Total comprehensive income | | | | | | | 1,691 |
| Cash dividends paid to stockholders | | | | (20,124) | | | (20,124) |
| Amortization of nonqualified stock options | | | 1,124 | | | | 1,124 |
| Equity-based incentive expense previously recognized under a liability plan | 39,250 | 33 | 876 | | | | 909 |
| Stock options exercised, including $395 tax benefit | 149,825 | 125 | 2,414 | | | | 2,539 |
| Issuance and amortization of restricted stock, net of cancellations | 119,135 | 99 | 3,294 | | | | 3,393 |
| Balance, December 27, 2008 | 31,522,953 | $ 26,268 | $ 49,138 | $ 165,527 | $ (837) | $ - | $ 240,096 |
| Comprehensive income: | | | | | | | |
| Net income, as adjusted * | | | | 35,028 | | | 35,028 |
| Net unrealized gains on derivative instruments, net of $1,175 tax effect | | | | | 2,569 | | 2,569 |
| Actuarial gains recognized in net income, net of $104 tax effect | | | | | (180) | | (180) |
| Foreign currency translation adjustment | | | | | 9,241 | | 9,241 |
| Total comprehensive income | | | | | | | 46,658 |
| Cash dividends paid to stockholders | | | | (20,410) | | | (20,410) |
| Amortization of nonqualified stock options | | | 1,295 | | | | 1,295 |
| Equity-based incentive expense previously recognized under a liability plan | 73,356 | 61 | 1,531 | | | | 1,592 |
| Stock options exercised, including $624 tax benefit | 240,191 | 200 | 4,040 | | | | 4,240 |
| Issuance and amortization of restricted stock, net of cancellations | 263,434 | 220 | 4,946 | | | | 5,166 |
| Repurchases of common stock | (6,741) | (6) | (121) | | | | (127) |
| Balance, December 26, 2009 | 32,093,193 | $ 26,743 | $ 60,829 | $ 180,145 | $ 10,793 | $ - | $ 278,510 |
| Comprehensive income: | | | | | | | |
| Net income | | | | **2,512** | | **19** | **2,531** |
| Net unrealized gains on derivative instruments, net of $505 tax effect | | | | | **700** | | **700** |
| Foreign currency translation adjustment | | | | | **3,611** | | **3,611** |
| Total comprehensive income | | | | | | | **6,842** |
| Stock issued in connection with Merger | **32,652,949** | **27,209** | **649,002** | | | | **676,211** |
| Non-controlling interests assumed in Merger | | | | | | **4,008** | **4,008** |
| Cash dividends paid to stockholders | | | | **(142,458)** | | | **(142,458)** |
| Amortization of nonqualified stock options | | | **3,665** | | | | **3,665** |
| Equity-based incentive reclassified to a liability plan | | | **(4,199)** | | | | **(4,199)** |
| Restricted stock units settled in common stock, net of repurchases | **172,650** | **144** | **(3,551)** | | | | **(3,407)** |
| Stock options exercised, including $3,199 tax benefit | **1,456,615** | **1,214** | **11,888** | | | | **13,102** |
| Issuance and amortization of restricted stock, net of cancellations | **97,279** | **81** | **7,372** | | | | **7,453** |
| Repurchases of common stock | **(135,879)** | **(113)** | **(2,999)** | | | | **(3,112)** |
| Balance, January 1, 2011 | **66,336,807** | **$ 55,278** | **$ 722,007** | **$ 40,199** | **$ 15,104** | **$ 4,027** | **$ 836,615** |

* Net income and retained earnings for all periods prior to 2010 have been adjusted to reflect the change in accounting for inventory. See Note 2 for more information.

See Notes to Consolidated Financial Statements

## Consolidated Statements of Cash Flows

*SNYDER'S-LANCE, INC. AND SUBSIDIARIES*
*For the Fiscal Years Ended January 1, 2011, December 26, 2009, and December 27, 2008*
*(in thousands)*

| | 2010 | 2009* | 2008* |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income | $ 2,531 | $ 35,028 | $ 18,828 |
| Adjustments to reconcile net income to cash from operating activities: | | | |
| Fixed asset depreciation and intangible amortization | 40,100 | 35,211 | 32,217 |
| Equity-based incentive compensation expense | 19,524 | 7,472 | 5,967 |
| Loss/(gain) on sale of fixed assets, net | 682 | 702 | (339) |
| Impairment of long-lived assets | 584 | - | - |
| Deferred income taxes | 18,228 | 2,828 | 6,478 |
| Provision for doubtful accounts | 2,649 | 936 | 763 |
| Changes in assets and liabilities, excluding business acquisitions, and foreign currency translation adjustments: | | | |
| Accounts receivable | 4,376 | (13,109) | (10,635) |
| Inventory | 7,496 | (11,460) | (4,762) |
| Other current assets | (30,885) | (3,285) | (970) |
| Accounts payable | (6,032) | 3,600 | 4,724 |
| Other accrued liabilities | (19,562) | 10,410 | 2,150 |
| Other noncurrent assets | 2,519 | (415) | 952 |
| Other noncurrent liabilities | 2,234 | 1,359 | (463) |
| Net cash flow from operating activities | 44,444 | 69,277 | 54,910 |
| **Investing activities:** | | | |
| Purchases of fixed assets | (33,347) | (40,737) | (39,064) |
| Business acquisitions, net of cash acquired | 96,336 | (23,911) | (54,984) |
| Purchase of investment | - | - | (190) |
| Proceeds from sale of fixed assets | 2,731 | 765 | 2,958 |
| Net cash used in investing activities | 65,720 | (63,883) | (91,280) |
| **Financing activities:** | | | |
| Dividends paid | (142,458) | (20,410) | (20,124) |
| Issuances of common stock under employee stock plans | 13,102 | 4,240 | 2,539 |
| Repurchase of common stock under employee stock plans | (6,519) | (127) | - |
| Net proceeds from new and existing credit facilities | 47,762 | 15,000 | 48,435 |
| Repayments of long-term debt from business acquisitions | - | - | (2,239) |
| Net cash (used in)/from financing activities | (88,113) | (1,297) | 28,611 |
| Effect of exchange rate changes on cash | 408 | 514 | (81) |
| **Increase/(decrease) in cash and cash equivalents** | 22,459 | 4,611 | (7,840) |
| **Cash and cash equivalents at beginning of fiscal year** | 5,418 | 807 | 8,647 |
| **Cash and cash equivalents at end of fiscal year** | $ 27,877 | $ 5,418 | $ 807 |
| **Non-cash investing activities:** | | | |
| Common stock and options issued for business combination | $ 676,211 | $ - | $ - |
| **Supplemental information:** | | | |
| Cash paid for income taxes, net of refunds of $23, $159, and $209, respectively | $ 12,208 | $ 13,763 | $ 2,145 |
| Cash paid for interest | $ 6,391 | $ 3,515 | $ 3,231 |

* 2008 and 2009 amounts have been revised to reflect the change in accounting for inventory. See Note 2 for more information.

See Notes to Consolidated Financial Statements.

## NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Operations*
We operate in one segment, snack food products. We manufacture, market and distribute a variety of snack food products. We manufacture products including pretzels, sandwich crackers, kettle chips, cookies, potato chips, tortilla chips, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy and other partner brand products for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell and distribute branded, private brand and partner brand products to customers. We also contract with other branded food manufacturers to produce their products. Our branded products are principally sold under the Snyder's of Hanover®, Lance®, Cape Cod®, Krunchers!®, Jays®, Tom's®, Archway®, Grande®, Stella D'oro®, O-Ke-Doke®, EatSmart® and Padrinos® brands. Private brand (private label) products are sold to retailers and distributors using store brands or our own control brands. Partner brands consist of other third-party brands that we sell through our distribution network.

We distribute snack food products throughout the United States using a direct-store-delivery ("DSD") network of distribution routes, some serviced by employees and others by independent operators. We also ship products directly to distributors and other direct customers using third-party carriers or our own transportation fleet throughout most of the United States and other parts of North America.

The customer base for our branded and partner brand products include grocery/mass merchandisers, distributors, independent operators, convenience stores, club stores, discount stores, food service establishments and various other customers including drug stores, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also contract with other branded food manufacturers to manufacture their products.

Our corporate headquarters are located in Charlotte, North Carolina, with additional corporate offices in Hanover, Pennsylvania. We have manufacturing operations in Charlotte, North Carolina; Hanover, Pennsylvania; Goodyear, Arizona; Burlington, Iowa; Columbus, Georgia; Jeffersonville, Indiana; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Ashland, Ohio; Cambridge, Ontario and Guelph, Ontario.

*Principles of Consolidation*
On December 6, 2010, Snyder's of Hanover, Inc. ("Snyder's") merged with a wholly-owned subsidiary of Lance, Inc. ("Lance") with the result that Snyder's became a wholly-owned subsidiary of Lance (the "Merger"). In connection with the Merger, Lance changed its name to Snyder's-Lance, Inc. The accompanying consolidated financial statements include the accounts of Snyder's-Lance, Inc. and its subsidiaries (the "Company"). See Note 3 for further information. All intercompany transactions and balances have been eliminated.

*Non-Controlling Interests*
We own 80% of Melisi Snacks, Inc. which distributes our products in Connecticut and New York, 51% of Patriot Snacks Real Estate, LLC which owns real estate in Massachusetts, and 80% of Michaud Distributors, Inc. which distributes our products in the northeastern United States. Non-controlling interests are classified to equity, with the consolidated net income adjusted to include the net income attributed to the non-controlling interest.

*Reclassifications*
Certain prior year amounts shown in the consolidated financial statements have been reclassified for consistent presentation. These reclassifications had no impact on net income, financial position or cash flows.

We also changed the accounting method for a portion of our inventories from Last-in, First-out ("LIFO") to First-in, First-out ("FIFO"). This change, which required retroactive restatement for all periods displayed, is described further in Note 2.

*Revenue Recognition*
Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize operating revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

We allow certain customers to return products under agreed upon circumstances. We record a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical and current market information.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue and an accrued liability at the time the sale is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrued liability is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liabilities for these allowances are monitored throughout the time period covered by the coupon or promotion.

*Fiscal Year*
On September 30, 2010, the Board of Directors approved a change in our fiscal year end from the last Saturday of December to the Saturday nearest to December 31. The results of this change will be reported in our Annual Report on Form 10-K for the fiscal year ended January 1, 2011, which was a 53-week year.

*Use of Estimates*
Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include customer returns and promotions, allowances for doubtful accounts, inventory valuations, useful lives of fixed assets and related impairment, long-term investments, hedge transactions, postretirement benefits, intangible asset valuations, incentive compensation, income taxes, self-insurance, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.

*Allowance for Doubtful Accounts*
Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Income. The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivable. We record a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions.

*Fair Value*

We have classified assets and liabilities required to be measured at fair value into the fair value hierarchy as set forth below:

Level 1 - quoted prices in active markets for identical assets and liabilities.
Level 2 - observable inputs other than quoted prices for identical assets and liabilities
Level 3 - unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

We measure our derivative instruments at fair value using Level 2 inputs. There were no changes among the levels during 2010.

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to their short-term nature. The carrying amount of debt approximates fair value since its variable interest rate is based on current market rates and interest payments are made monthly.

During 2010, recent market value declines for commercial real estate resulted in an impairment charge of $0.6 million related to assets held for sale in Little Rock, Arkansas. This property was subsequently sold during 2010.

*Cash and Cash Equivalents*
We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

*Inventories*
The principal raw materials used in the manufacturing of our snack food products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese, cocoa and seasonings. The principal supplies used are flexible film, cartons, trays, boxes and bags. Inventories are valued at the lower of cost or market. Effective December 6, 2010, we changed our method of accounting for those finished goods, work-in-progress and raw material inventories previously on the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. See Notes 2 and 4 for further information.

We may enter into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. As of January 1, 2011, and December 26, 2009, we had no significant outstanding commodity futures contracts or other derivative contracts related to raw materials.

*Fixed Assets*
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of long-term depreciable assets. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. The following table summarizes the majority of our estimated useful lives of long-term depreciable assets:

| | **Useful Life** |
|---|---|
| Buildings and building improvements | 10-45 years |
| Land improvements | 10-15 years |
| Machinery, equipment and computer systems | 3-20 years |
| Furniture and fixtures | 3-12 years |
| Trucks, trailers and automobiles | 3-10 years |

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell.

*Goodwill and Other Intangible Assets*
We are required to evaluate and determine our reporting units for purposes of performing the annual impairment analysis of goodwill. The annual impairment analysis of goodwill and other indefinite-lived intangible assets also requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

Amortizable intangible assets are amortized using the straight-line method over their useful lives, which is the estimated period over which economic benefits are expected to be provided.

*Income Taxes*
Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred U.S. income taxes are not provided on undistributed earnings of our foreign subsidiary since we have no plans to repatriate the earnings. We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage.

*Employee and Non-Employee Stock-Based Compensation Arrangements*
We account for option awards based on the fair value-method using the Black-Scholes model. The following assumptions were used to determine the weighted average fair value of options granted during the years ended January 1, 2011, December 26, 2009 and December 27, 2008.

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Assumptions used in Black-Scholes pricing model: | | | |
| Expected dividend yield | **2.91%** | 2.91% | 3.79% |
| Risk-free interest rate | **2.77%** | 2.16% | 2.71% |
| Weighted average expected life | **6.1 years** | 6.0 years | 4.8 years |
| Expected volatility | **27.27%** | 30.11% | 26.76% |
| Weighted average fair value per share of options granted | **$4.81** | $5.01 | $3.00 |

The expected dividend yield is based on the projected annual dividend payment per share divided by the stock price at the date of grant. The risk free interest rate is based on rates of U.S. Treasury issues with a remaining life equal to the expected life of the option.

The expected life of the option is calculated using the simplified method by using the vesting term of the option and the option expiration date. The expected volatility is based on the historical volatility of our common stock over the expected life.

The assumptions used to value the options awards assumed as part of the Merger are described in Note 3.

Compensation expense is recognized over the vesting period based on the closing stock price on the grant date of the restricted stock and the restricted stock units. As compensation expense is recognized, additional paid-in capital is increased in stockholders' equity. Restricted stock and restricted stock units receive or accrue the same dividend as common shares outstanding.

*Self-Insurance Reserves*
We maintain reserves for the self-funded portions of employee medical insurance benefits. The employer's portion of employee medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person for Lance. At January 1, 2011 and December 26, 2009, the accruals for our portion of medical insurance benefits were $3.1 million and $2.9 million, respectively. As part of the Merger, we also assumed additional reserves of $1.9 million. Snyder's portion of employee medical claims is limited by stop-loss coverage each year to $0.2 million per person, and the accrual at January 1, 2011 was $1.9 million.

For certain casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to the $0.3 million insurance deductible, and in some cases, up to a $0.5 million insurance deductible. In addition, certain general and product liability claims are self-funded for individual losses up to the $0.1 million insurance deductible. Claims in excess of the deductible are fully insured up to $100 million per individual claim. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of discounted loss reserves ranged from $14.3 million to $19.3 million in 2010. In 2009, the estimate of discounted loss reserves ranged from $11.6 million to $14.4 million. This increase was the result of assuming Snyder's workers' compensation liabilities and other factors as described below.

During 2010, we determined that no other point within the range of loss reserves was more probable than another. Accordingly, we selected the midpoint of the range as our estimated liability. In 2009, we estimated the claims liability to be at the 75th percentile. This change decreased the estimated claims liability by approximately $0.5 million. In addition, we lowered the discount rate from 3.5% in 2009 to 2.5% in 2010 based on projected investment returns over the estimated future payout period, which increased the estimated claims liability by approximately $0.2 million.

In December 2010, we assumed a liability for workers' compensation relating to claims that had originated prior to 1992 and been insured by a third-party insurance company. Due to the uncertainty of that insurer's ability to continue paying claims, we entered into an agreement where we assumed the full liability of approximately $3.6 million of insurance claims under the pre-existing workers' compensation policies and received $1.5 million in cash consideration to be placed in an escrow account to pay these specific claims. Therefore, we have recognized the net liability of $2.1 million as of January 1, 2011.

*Derivative Financial Instruments*

We are exposed to certain market, commodity and interest rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. We do not use derivatives for trading purposes.

*Earnings Per Share*

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are calculated by including all dilutive common shares such as stock options and restricted stock. Dilutive potential shares were 220,000 in 2010, 819,000 in 2009, and 601,000 in 2008. Anti-dilutive shares are excluded from the dilutive earnings calculation. There were no anti-dilutive shares in 2010, 25,000 in 2009, and 233,000 in 2008. No adjustment to reported net income is required when computing diluted earnings per share.

*Advertising Costs*

Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses on the Consolidated Statements of Income were $5.0 million, $7.5 million and $0.9 million during 2010, 2009 and 2008, respectively.

*Shipping and Handling Costs*

We do not bill customers separately for shipping and handling of product. These costs are included as part of selling, general and administrative expenses on the Consolidated Statements of Income. For the years ended January 1, 2011, December 26, 2009 and December 27, 2008, shipping and handling costs were $78.8 million, $68.8 million and $67.0 million, respectively.

*Foreign Currency Translation*

All assets and liabilities of our Canadian subsidiary are translated into U.S. dollars using current exchange rates and income statement items are translated using the average exchange rates during the period. The translation adjustment is included as a component of stockholders' equity. Gains and losses on foreign currency transactions are included in earnings.

*Vacation Policy Change*

During 2008, we modified our vacation policy to be more competitive and ensure consistency at all facilities. This policy change generally allows employees to earn more vacation with fewer years of service. Since our policy allows employees with more than 1 year of service to vest in all of their vacation as of the beginning of 2009, we recorded a pre-tax charge of $1.2 million when this modification was made during the fourth quarter of 2008.

*New Accounting Standards*

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASC) No. 2010-06, "Improving Disclosures about Fair Value Measurements," which amends the Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures." ASU No. 2010-06 amends the ASC to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and requires more detailed disclosure about the activity within Level 3 fair value measurements. We adopted the guidance in ASU No. 2010-06 on December 27, 2009, except for the requirements related to Level 3 disclosures, which will be effective for our annual and interim reporting periods beginning after January 2, 2011. The guidance requires expanded disclosures only, and will not have any impact on our consolidated financial statements.

In June 2009, the FASB issued a new standard that changed the definition of a variable interest entity ("VIE"), contained new criteria for determining the primary beneficiary of a VIE, required enhanced disclosures to provide more information about a company's involvement in a VIE and increased the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. The adoption of this standard at the beginning of the fiscal 2010 had no impact on the Company's financial position, results of operations or cash flows.

## NOTE 2. CHANGE IN ACCOUNTING METHOD

Prior to December 6, 2010, inventories were valued using both the LIFO and the FIFO methods. Effective December 6, 2010, we changed our method of accounting for the finished goods, work-in-progress and raw material inventories previously on the LIFO method to the FIFO method. We believe the change is preferable as the FIFO method better reflects the current value of inventory on the Consolidated Balance Sheets and provides better matching of manufacturing costs and revenues. The change also conforms all of our raw materials, work-in-process and finished goods to a single costing method (FIFO).

We applied this change in method of inventory costing by retrospectively adjusting the prior years' financial statements.

The effect of the change on the Consolidated Statements of Income for the years ended December 26, 2009 and December 27, 2008, was as follows:

| | Increase/(Decrease) | |
|---|---|---|
| *(in thousands, except share data)* | **2009** | **2008** |
| Cost of sales | $ 1,128 | $ (1,715) |
| Income before interest and income taxes | (1,128) | 1,715 |
| Income tax expense | (362) | 593 |
| Net Income | (766) | 1,122 |
| Basic earnings per share | (0.02) | 0.03 |
| Diluted earnings per share | (0.02) | 0.03 |

The effect on the Consolidated Balance Sheet at December 26, 2009, was as follows:

| *(in thousands)* | **Increase/ (Decrease)** |
|---|---|
| Inventories | $ 5,836 |
| Deferred income tax asset | (2,013) |
| Retained Earnings | 3,823 |

Had we not changed our policy for accounting for inventory, pre-tax income for both the fourth quarter and the year ended January 1, 2011 would have been $0.2 million lower ($0.1 million reduction after-tax, with no effect on earnings per basic or diluted share). As a result of the accounting change, retained earnings as of December 29, 2007, increased from $163.4 million using the LIFO method to $166.8 million using the FIFO method. There was no impact to net cash provided by operating activities as a result of this change in accounting policy.

## NOTE 3. MERGERS & ACQUISITIONS

*Merger of Equals*

On December 6, 2010 (the "merger date"), a wholly owned subsidiary of Lance was merged with and into Snyder's, with the result that Snyder's became a wholly owned subsidiary of Lance. As part of the Merger, Snyder's shareholders received 108.25 shares of Lance stock for each share outstanding as of the merger date. All of the outstanding Snyder's shares and equity-based awards were exchanged for Lance shares and equity awards as part of the Merger. Fractional shares generated by the conversion ratio were cash settled for an immaterial amount. After the exchange was completed, pre-Merger Lance shareholders retained ownership of 49.9% of the Company. In conjunction with consummating the Merger, the name of the Company was changed to Snyder's-Lance, Inc. The results of Snyder's operations are included in the Company's consolidated financial statements as of December 6, 2010, which included approximately $48.8 million of net revenue. The impact to net income was not material during this period.

Snyder's is a manufacturer and distributor of quality snack foods, including pretzels, potato chips, tortilla chips and other salty snacks. In addition, Snyder's purchases and distributes other products for resale. The Merger creates a national snack food company with well-recognized brands, an expanded branded product portfolio, complementary manufacturing capabilities, and a nationwide distribution network.

Based on the closing price of Lance's common stock on the merger date, adjusted by the amount of the special dividend received by Lance shareholders, the consideration received by Snyder's shareholders in the Merger had a value of approximately $676.2 million as detailed below.

| *(in thousands, except share data)* | Conversion Calculation | Fair Value |
|---|---|---|
| Snyder's common stock outstanding as of the Merger date | 301.6 | |
| Multiplied by the exchange ratio of 108.25 | 108.25 | |
| Multiplied by Lance's special dividend-adjusted stock price as of the merger date ($23.08-$3.75) | $ 19.33 | $ 631,182 |
| Fair value of vested and unvested stock options pertaining to pre-Merger service issued to replace existing grants at closing | | 45,029 |
| Cash paid to settle fractional shares | | - |
| Total fair value of consideration transferred | | $ 676,211 |

As part of the Merger, the Company exchanged the pre-Merger equity awards of Snyder's for Snyder's-Lance equity awards. The fair value of vested options and the earned portion of unvested options are recognized as consideration paid. The remaining value relating to the unvested and unearned option will be recognized as future equity-based compensation. The allocation of the pre-Merger equity awards between consideration paid and future equity-based compensation are as follows:

| *(in thousands)* | Number of Awards | Fair Value Recognized as Consideration Paid | Fair Value to be Recognized as Future Compensation Cost |
|---|---|---|---|
| Stock options | 3,296 | $ 45,029 | $ 1,278 |

The following assumptions were used for the Black-Scholes valuation of the pre-Merger Snyder's stock options in the determination of consideration paid:

| | |
|---|---|
| Stock price | $19.33 |
| Weighted-average post-conversion strike price | $3.48 |
| Expected dividend yield | 3.31% |
| Weighted-average risk-free interest rate | 1.16% |
| Weighted-average expected term | 3.9 years |
| Average expected volatility | 34.33% |
| Weighted-average fair value per option | $14.05 |

The expected dividend yield is based on the projected annual dividend payment per share divided by the stock price. The risk free interest rate is based on rates of U.S. Treasury issues with a remaining life equal to the expected life of the option. The expected life of the option is calculated using the simplified method by using the vesting term of the option and the option expiration date. The expected volatility is based on the historical volatility of our common stock over the expected life.

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the merger date. Since the merger occurred close to our fiscal year-end, the initial recording of the assets and liabilities was based on preliminary valuation assessments and is subject to change. The following tables summarized the initial estimated fair values of assets acquired and liabilities assumed as part of the Merger:

| *(in thousands)* | | **Purchase Price Allocation** |
|---|---|---|
| Cash and cash equivalents | $ | 96,336 |
| Accounts receivable, net | | 48,192 |
| Inventories | | 40,463 |
| Other current assets | | 15,144 |
| Fixed assets, net | | 117,061 |
| Goodwill, net | | 283,267 |
| Other intangible assets, net | | 373,500 |
| Other noncurrent assets | | 15,471 |
| Total assets acquired | | 989,434 |
| Accounts payable | | 16,100 |
| Other current liabilities | | 34,360 |
| Current portion of long-term debt | | 7,806 |
| Long-term debt | | 116,661 |
| Deferred income tax liability | | 125,616 |
| Other long-term liabilities | | 8,672 |
| Total liabilities assumed | | 309,215 |
| Less: Non-controlling interests assumed | | 4,008 |
| Net assets acquired | $ | 676,211 |

Of the $373.5 million of acquired intangible assets, $265.4 million was assigned to the trade name and $50.6 million was assigned to routes, neither of which are subject to amortization. The remaining acquired intangibles of $57.5 million were allocated to customer related intangibles, which are being amortized over the assets' determinable useful life of 19 years. The goodwill from the Merger is not deductible for income tax purposes.

We incurred pre-tax Merger-related transaction and other costs in 2010 totaling $37.9 million, of which $2.4 million is included in Cost of sales, $35.2 million in Selling, general and administrative, $0.2 million in Other expense, net and $0.1 million in Interest expense, net. These costs included incentive payments under the change in control provisions discussed in Note 4.

The following unaudited pro forma consolidated financial information has been prepared as if the Merger between Lance and Snyder's had taken place at the beginning of each fiscal year presented. The unaudited pro forma results include estimates and assumptions regarding increased amortization of intangible assets related to the Merger, increased interest expense related to cash paid for Merger-related expenses, and the related tax effects. The unaudited pro forma results for 2010 exclude $37.9 million of Merger-related transaction and other costs described above. However, pro forma results are not necessarily indicative of the results that would have occurred if the Merger had occurred on the date indicated, or that may result in the future.

| *(in thousands, except per share data)* | **2010** | **2009** |
|---|---|---|
| Net sales and other operating revenue | **$ 1,585,208** | $ 1,561,155 |
| Income before interest and income taxes | **87,574** | 98,145 |
| Net income attributable to Snyder's-Lance, Inc. | **49,409** | 57,409 |
| Weighted average diluted shares | **65,863** | 65,037 |
| Diluted earnings per share | **$ 0.75** | $ 0.88 |

*2009 Acquisition*

On October 13, 2009, we completed the purchase of the Stella D'oro® brand and certain manufacturing equipment and inventory from Stella D'oro Biscuit Co., Inc. Stella D'oro® is a leading brand in the specialty cookie market. Stella D'oro® products include shelf stable cookies, breakfast treats, breadsticks and biscotti that are sold in grocery stores and mass merchants throughout the United States, with a high concentration in the Northeast and Southeast regions of the country. The Stella D'oro® brand enhances our portfolio of niche snack food offerings to our customers. We manufacture the majority of the products in our Ashland, Ohio facility. We paid approximately $23.9 million to acquire and install the Stella D'oro assets, which was predominantly funded from borrowings from our existing credit agreement. The purchase price allocation resulted in goodwill of approximately $5.7 million and identified other intangible assets of $11.8 million. Of the $11.8 million of other identified intangible assets, $9.8 million was assigned to trademarks that are not subject to amortization and $2.0 million was assigned to customer relationships with a useful life of 15 years. The post-acquisition results of operations related to these assets are included in the 2009 and 2010 Consolidated Statements of Income.

*2008 Acquisitions*

On December 8, 2008, we acquired substantially all of the assets of Archway Cookies, LLC. Archway is a premium soft cookie brand and complements our existing product portfolio. The acquired bakery in Ashland, Ohio, also provides increased capacity to support volume growth in the production of our existing private brands portfolio of products. We paid approximately $31.0 million, including direct acquisition costs, to acquire the Archway assets, which were predominately funded from borrowings under our existing credit agreement. The post-acquisition results of operations related to these assets are included in the Consolidated Statements of Income.

On March 14, 2008, we acquired 100% of the outstanding common stock of Brent & Sam's, Inc., which is a producer of private brand premium gourmet cookies with original operations in Little Rock, Arkansas. In 2009, we moved the Brent & Sam's operations to Charlotte, North Carolina. This acquisition enhances our product portfolio and extends our product offering into the premium private brand category. We paid approximately $23.9 million to acquire Brent & Sam's, net of cash acquired of $0.2 million, mostly funded from borrowings under our existing credit agreement. Since the acquisition date, we have repaid all of the $2.2 million assumed debt. The post-acquisition results of operations of Brent & Sam's are included in the Consolidated Statements of Income.

## NOTE 4. STOCK-BASED COMPENSATION

The Merger, as described in Note 3, triggered a "change in control" event as a result of our stockholders approval of the issuance of shares in connection with the Merger. The majority of our incentive plans have a change in control provision, resulting in the acceleration of vesting in incentive plan awards. In addition, these equity incentive plans contain provisions that permit outstanding equity compensation awards to be equitably adjusted in the event of a special cash dividend. Accordingly, the exercise prices of outstanding stock option awards were reduced by $2.27 to reflect the change in the market price of the options prior to and on the ex-dividend date.

Total equity-based incentive expense recorded in the Consolidated Statements of Income was $19.5 million, $7.5 million, and $6.0 million for the years ended January 1, 2011, December 26, 2009, and December 27, 2008, respectively.

*Key Employee Incentive Plans*

As of January 1, 2011, there were approximately 0.5 million of restricted shares and 1.4 million of other securities available for future issuance under the 2007 Key Employee Incentive Plan (the "Plan"). This Plan originally provided for a maximum of 1.8 million new securities to be issued to key employees as defined in the Plan. During 2010, the Plan was amended to provide for an additional 1.5 million of securities. The Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock and performance shares, and expires in April 2013. The plan also authorizes other awards denominated in monetary units or shares of common stock payable in cash or shares of common stock. At January 1, 2011, there were no SARs outstanding. In April 2008, the 2003 Key Employee Stock Plan (the 2003 Plan) expired and there were no further securities awarded from this plan.

*Long-term Incentive Plans*

Long-term performance-based incentive plans are accounted for as liability share-based payment plans. Once certain performance-based measures are attained, the related liabilities are converted into equity instruments. As part of the change in control, all liability share-based payment plans were paid in the form of cash at 100%, totaling $3.2 million. As a result, there was no further liability for share-based payment plans as of January 1, 2011. As of December 26, 2009, liabilities for long-term incentive plans totaled $0.9 million.

*Employee Stock Options*

As of January 1, 2011, there was $1.2 million of unrecognized compensation expense related to outstanding stock options issued to Snyder's option holders at the time of Merger. The vesting of all other options was accelerated in connection with the change in control, resulting in additional expense of $2.1 million during 2010. Cash received from option exercises during 2010, 2009 and 2008 was $9.9 million, $3.6 million and $2.1 million, respectively. The benefit realized for the tax deductions from option exercises was $3.2 million, $0.6 million and $0.4 million, respectively, during 2010, 2009 and 2008. The total intrinsic value of stock options exercised during 2010, 2009 and 2008 was $22.5 million, $2.1 million and $1.0 million, respectively.

The Board of Directors approved the payment of up to $1.50 to each option holder to the extent that the change in the market value of the common stock did not decline by the intrinsic value of the special dividend prior to and after the ex-dividend date. The reduction in our stock price was less than the special dividend of $3.75, resulting in additional cash payments to option holders of $1.48 per share for those options that would not have been in compliance with Section 409A of the Internal Revenue Code if their grant price were to have been adjusted by the $3.75 special dividend amount. The majority of option holders received this payment, resulting in additional expense of $2.6 million in 2010.

Stock options become exercisable in periods ranging up to five years after the grant date. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $1.22 to $21.52 per share for the outstanding options as of January 1, 2011. The weighted average exercise price of exercisable options was $10.06 as of January 1, 2011.

| | Options Outstanding | Outstanding Weighted Average Exercise Price | Options Exercisable |
|---|---|---|---|
| Balance at December 26, 2009 | 1,525,917 | $ 18.05 | 909,496 |
| Granted | 480,412 | 22.01 | |
| Assumed in the Merger | 3,296,105 | 3.55 | |
| Exercised | (1,420,615) | 7.18 | |
| Expired/Forfeited | (193,731) | 13.06 | |
| Balance at January 1, 2011 | 3,688,088 | $ 10.06 | 3,472,887 |
| Weighted average contractual term | 5.7 years | | 5.7 years |
| Aggregate intrinsic value | $52.7 million | | $49.3 million |

*Employee Restricted Stock and Restricted Stock Unit Awards*
As of January 1, 2011, there was no unrecognized compensation expense related to outstanding restricted stock awards, due to the change-in-control, which accelerated the vesting of all restricted stock and resulted in additional expense of $2.4 million.

During 2005, we awarded to our Chief Executive Officer 300,000 restricted stock units, half of which would be settled in common stock shares under the 2003 Key Employee Stock Plan and half of which would be settled in cash. During 2006, the Compensation Committee of the Board of Directors approved an amendment that re-designated the 150,000 units that were to be settled in cash to units settled in stock under the 1997 Incentive Equity Plan. These restricted units were classified as equity. Compensation costs associated with the restricted stock units that are settled in common stock shares were amortized over the vesting period through May 2010. During the second quarter of 2010, we net-settled 172,650 of these units as common stock shares and withheld the remaining 127,350 units to cover the payment of $2.5 million of employee withholding taxes. Accrued dividends on these restricted stock units of $0.9 million were settled in cash.

During 2006, the Compensation Committee of the Board of Directors approved the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, which included performance equity units to be paid in common stock to key employees in 2011. All shares to be issued under the Five-Year Performance Equity Plan were awarded under the 2003 Plan. The number of awards ultimately issued under this plan is contingent upon our relative stock price compared to the Russell 2000 Index and can range from zero to 100% of the awards granted. The fair value of the award was calculated using the Monte Carlo valuation method. This method estimates the probability of the potential payouts using the historical volatility of our common stock compared to the Russell 2000 Index. Included in our assumptions was a risk-free interest rate of 4.53%, expected volatility of 35.08%, and an expected dividend rate of 2.8%. Based on these assumptions, a discount rate of 33.4% was applied to the market value on the grant date. Compensation costs associated with the restricted stock units are amortized over the vesting period through the end of 2010. As a result of the change in control, performance equity units were paid in the form of cash, resulting in a $4.2 million reclassification from equity to a liability-based plan and an additional $3.4 million of expense.

| | Restricted Stock and Restricted Unit Awards Outstanding | Weighted Average Grant Date Fair Value |
|---|---|---|
| Balance at December 26, 2009 | 966,174 | $ 18.50 |
| Granted | 91,790 | 21.49 |
| Exercised/Vested | (699,519) | 16.91 |
| 2006 Five-Year Plan Settled in Cash | (337,909) | 14.50 |
| Expired/Forfeited | (20,536) | 20.85 |
| Balance at January 1, 2011 | - | $ - |

The deferred portion of these restricted shares is included in the Consolidated Balance Sheets as additional paid-in capital. The weighted average grant date fair value for awards granted during 2009 and 2008 was $20.98 and $16.70, respectively.

During 2009, we granted 73,356 restricted shares related to a long-term incentive plan for key employees that were previously accounted for as a liability. This resulted in an increase in equity and a decrease in accrued liabilities of $1.6 million. During 2008, we granted approximately 175,000 nonqualified stock options, 19,500 restricted shares and 19,750 shares of common stock related to a long-term incentive plan for key employees that were previously accounted for as a liability. This resulted in an increase in equity and a decrease in accrued liabilities of $0.9 million.

*Non-Employee Director Stock Option Plan*

In 1995, we adopted a Nonqualified Stock Option Plan for Non-Employee Director (Director Plan). The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. The options under this plan vest on the first anniversary of the date of grant. Options granted under the Director Plan expire ten years from the date of grant. After December 28, 2002, there were no awards made under this plan. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $9.38 to $13.61 per share. There were 8,000 options outstanding at January 1, 2011. At January 1, 2011, the weighted average remaining contractual term was 0.7 years, and the aggregate intrinsic value was $0.1 million.

| | Options Outstanding | Weighted Average Exercise Price | Options Exercisable |
|---|---|---|---|
| Balance at December 26, 2009 | 44,000 | $ 12.87 | 44,000 |
| Granted | - | - | |
| Exercised | (36,000) | 12.68 | |
| Expired/Forfeited | - | - | |
| Balance at January 1, 2011 | 8,000 | $ 13.77 | 8,000 |

*Non-Employee Director Restricted Stock Awards*

In 2008, we adopted the Lance, Inc. 2008 Director Stock Plan ("2008 Director Plan"). With the adoption of the 2008 Director Plan, no further awards will be made under the 2003 Director Plan that expired in April 2008.

The 2008 Director Plan is intended to attract and retain persons of exceptional ability to serve as Directors and to further align the interests of Directors and stockholders in enhancing the value of our common stock and to encourage such Directors to remain with and to devote their best efforts to the Company. The Board of Directors reserved 200,000 shares of common stock for issuance under the 2008 Director Plan. This number is subject to adjustment in the event of stock dividends and splits, recapitalizations and similar transactions. The 2008 Director Plan is administered by the Board of Directors and expires in April 2013. As of January 1, 2011, there were 128,000 shares available for future issuance under the 2008 Director Plan.

In 2010, we awarded 32,000 shares of common stock to our directors, at a grant date fair value of $18.02 and subject to certain vesting restrictions. During 2009 and 2008, we awarded 24,000 and 16,000 shares of common stock to our directors with a grant date fair value of $20.97 and $20.36, respectively. At January 1, 2011, there were no unvested restricted shares outstanding under the 2008 Director Plan due to the acceleration of the vesting of these restricted shares resulting from the change in control. Compensation costs associated with these restricted shares are amortized over the vesting or service period, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the Consolidated Balance Sheets as additional paid-in capital. Additional expense of $0.3 million was recognized during 2010, due to the acceleration of the vesting.

*Employee Stock Purchase Plan*
We have an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and employer contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. We contributed less than $0.1 million to the employee stock purchase plan during each of 2010, 2009 and 2008.

## NOTE 5. INVESTMENTS

We own a non-controlling equity interest in an organic snack food company, Late July Snacks LLC ("Late July"). This investment is reflected in other assets on the Consolidated Balance Sheets. During 2010, 2009 and 2008, the equity method losses were less than $0.2 million, $0.1 million, and $0.2 million, respectively, and have been recorded in other expense on the Consolidated Statements of Income. We also manufacture products for Late July. As of January 1, 2011 and December 26, 2009, accounts receivable due from Late July totaled $0.4 million and $0.5 million, respectively.

As a result of the Merger, we assumed $9.1 million of long-term investments consisting of limited partnerships and real estate investment trusts, which do not have readily determinable fair values based on quoted market prices. Since our ownership interests are less than 5%, these investments are recorded at cost and adjusted for impairments considered other than temporary. Distributions received are recorded as either a return of capital or as investment income if in the form of a dividend.

## NOTE 6. INVENTORIES

Both the LIFO and FIFO methods were previously used to value inventory. Effective December 6, 2010, we changed the accounting policy for those inventories previously valued using LIFO, to FIFO. Refer to Note 2 for more information.

Inventories at January 1, 2011 and December 26, 2009 consisted of the following:

| *(in thousands)* | **2010** | **2009*** |
|---|---|---|
| Finished goods | **$ 55,658** | $ 33,060 |
| Raw materials | **17,015** | 11,732 |
| Supplies, etc. | **24,263** | 19,081 |
| Total inventories | **$ 96,936** | $ 63,873 |

The increase in inventory during 2010 was primarily due to the Merger.

* 2009 amounts have been reclassified to reflect the change in accounting for inventory, see Note 2.

## NOTE 7. FIXED ASSETS

Fixed assets at January 1, 2011 and December 26, 2009 consisted of the following:

| *(in thousands)* | | 2010 | | 2009 |
|---|---|---|---|---|
| Land and land improvements | $ | **29,102** | $ | 15,363 |
| Buildings and building improvements | | **128,082** | | 89,594 |
| Machinery, equipment and computer systems | | **383,807** | | 326,916 |
| Trucks and automobiles | | **68,780** | | 60,335 |
| Furniture and fixtures | | **9,534** | | 4,429 |
| Construction in progress | | **17,630** | | 13,304 |
| | | **636,935** | | 509,941 |
| Accumulated depreciation and amortization | | **(299,877)** | | (281,191) |
| | | **337,058** | | 228,750 |
| Assets held for sale | | **(385)** | | (2,769) |
| Fixed assets, net | $ | **336,673** | $ | 225,981 |

The increase in fixed assets during 2010 was primarily due to fixed assets acquired in connection with the Merger.

Depreciation expense related to fixed assets was $39.1 million during 2010, $34.6 million during 2009, and $32.0 million during 2008.

During 2009, we capitalized $0.2 million of interest expense into fixed assets as part of our ERP system implementation. No interest was capitalized during 2010.

At December 26, 2009, assets held for sale consisted of land and buildings related to certain properties in Little Rock, Arkansas and Columbus, Georgia. During 2009, we closed our Brent & Sam's Little Rock, Arkansas facility and relocated our manufacturing equipment and production to Charlotte, North Carolina. We sold the Little Rock, Arkansas facility in 2010. At January 1, 2011, assets held for sale consisted of land and buildings in Columbus, Georgia.

## NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal year ended January 1, 2011, are as follows:

| *(in thousands)* | | Carrying Amount |
|---|---|---|
| Balance as of December 27, 2008 | $ | 80,110 |
| Business acquisitions | | 5,745 |
| Purchase price adjustments | | (591) |
| Changes in foreign currency exchange rates | | 5,645 |
| Balance as of December 26, 2009 | $ | 90,909 |
| Merger with Snyder's | | 283,267 |
| Changes in foreign currency exchange rates | | 2,105 |
| Balance as of January 1, 2011 | $ | 376,281 |

As of January 1, 2011 and December 26, 2009, acquired intangible assets consisted of the following:

| *(in thousands)* | **Gross Carrying Amount** | **Accumulated Amortization** | **Net Carrying Amount** |
|---|---|---|---|
| As of January 1, 2011: | | | |
| Customer relationships - amortized | $ 64,168 | $ (1,384) | $ 62,784 |
| Non-compete agreement - amortized | 500 | (451) | 49 |
| Routes - unamortized | 50,485 | - | 50,485 |
| Trademarks - unamortized | 294,787 | (526) | 294,261 |
| Balance as of January 1, 2011 | $ 409,940 | $ (2,361) | $ 407,579 |
| As of December 26, 2009: | | | |
| Customer relationships - amortized | $ 6,668 | $ (678) | $ 5,990 |
| Non-compete agreement - amortized | 500 | (197) | 303 |
| Trademarks - unamortized | 29,387 | (526) | 28,861 |
| Balance as of December 26, 2009 | $ 36,555 | $ (1,401) | $ 35,154 |

During 2010, we added approximately $373.5 million of intangible assets from the Merger.

Intangibles subject to amortization are being amortized over a weighted average useful life of 18.4 years. The intangible assets related to customer relationships are being amortized over a weighted average useful life of 18.5 years and will be amortized through November 2029. The intangible asset related to the non-compete agreement is being amortized over 2 years. Amortization expense related to intangibles was $1.0 million, $0.6 million and $0.3 million for the years ended January 1, 2011, December 26, 2009 and December 27, 2008, respectively. We estimate that annual amortization expense for intangible assets over each of the next five years (2011 through 2015) is $3.5 million.

The trademarks are deemed to have an indefinite useful life because they are expected to generate cash flows indefinitely. Although trademarks are not amortized, they are reviewed for impairment as conditions change or at least on an annual basis.

## NOTE 9. LONG-TERM DEBT

In December 2010, we amended a portion of our existing credit agreement and entered into a new credit agreement, which allows us to make revolving credit borrowings of up to $265 million through December 2015.

As part of the Merger, we assumed debt with a total fair value of approximately $124.5 million with maturities extending to 2020 and interest rates currently ranging from 0.61% to 8.0%. This includes capital leases totaling less than $0.1 million. At January 1, 2011 and December 26, 2009, we had the following debt outstanding:

| *(in thousands)* | 2010 | 2009 |
|---|---|---|
| Unsecured U.S. term loan due October 2011, interest payable based on the 30-day Eurodollar rate, plus applicable margin of 0.40%, (0.66% at January 1, 2011 and 0.63% at December 26, 2009, including applicable margin) | **50,000** | 50,000 |
| Unsecured U.S. Dollar-denominated revolving credit facility, interest payable based on the weighted-average 30-day Eurodollar rate, plus applicable margin of 0.32% (0.78% at December 26, 2009, including applicable margin) | **-** | 63,000 |
| Unsecured U.S. Dollar-denominated revolving credit facility due December 7, 2015, interest payable based on the weighted-average 30-day Eurodollar rate, plus applicable margin of 1.50% (1.76% at January 1, 2011, including applicable margin) | **111,000** | - |
| Private placement senior notes with $100 million due June 2017, interest payable based on fixed rate of 5.72%, including a fair value adjustment of $6.7 million | **106,746** | - |
| Secured bank loan due October 2015, interest payable based on 1-month LIBOR plus applicable margin of 0.35% (0.61% at January 1, 2011, including applicable margin) | **5,441** | - |
| Secured bank loan due November 2013, interest payable based on 1-month LIBOR plus applicable margin of 0.85% (1.11% at January 1, 2011) | **2,917** | - |
| Revolving equipment credit facility due November, 2011, interest payable based on the LIBOR plus applicable margin of 2.50% (2.76% at January 1, 2011, including applicable margin) | **657** | - |
| Various unsecured loans due from 2011 to 2020, interest payable based on various fixed and variable rates currently ranging from 0.96% to 8.0% | **8,451** | - |
| Other | **17** | - |
| Total debt | **285,229** | 113,000 |
| Less: Current portion of long-term debt | **(57,767)** | - |
| Total long-term debt | **$ 227,462** | $ 113,000 |

During 2010, the proceeds from the increase in debt were primarily used to fund Merger-related costs.

The applicable margin is determined by certain financial ratios. The credit agreement also requires us to pay a facility fee on the entire $265 million revolver ranging from 0.175% to 0.35% based on certain financial ratios. Including the effect of interest rate swap agreements, the weighted average interest rate for 2010 and 2009 was 4.0% and 3.1%, respectively. See Note 10, Derivatives, for further information on our interest rate swap agreements.

The carrying value of all long-term debt approximates fair value since its variable interest rate is based on current market rates and interest payments are made monthly, with the exception of the private placement senior notes, where interest payments are made semi-annually. At January 1, 2011 and December 26, 2009, we had available $154.0 million and $35.6 million, respectively, of unused credit facilities. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the credit agreement by up to $100.0 million during the life of the facility.

The credit agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.25, or 3.50 for four consecutive periods following a material acquisition, and a minimum interest coverage ratio of 2.5. At January 1, 2011, our debt to EBITDA ratio was 1.96, and our interest coverage ratio was 9.1. In addition, our revolving credit agreement restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200.0 million. At January 1, 2011, our consolidated stockholders' equity was $836.6 million. We were in compliance with these covenants at January 1, 2011. Total interest expense under all credit agreements for 2010, 2009 and 2008 was $3.9 million, $3.4 million and $3.2 million, respectively. During 2010, we capitalized no interest expense into fixed assets as part of our ERP system implementation, as compared to $0.2 million which we capitalized during 2009.

## NOTE 10. DERIVATIVE INSTRUMENTS

We are exposed to certain risks relating to our ongoing business operations. We use derivative instruments to manage risks related to interest rate and foreign exchange rate movements, and certain commodity prices.

Financial instruments are not used for speculative purposes. If we elect to do so, and if the instrument meets certain criteria, management designates its derivatives as cash flow hedges. For designated cash flow hedges, the effective portion of the change in fair value is included in accumulated other comprehensive income/(loss), net of related tax effects, with the corresponding asset or liability recorded in the Consolidated Balance Sheets. The ineffective portion of the gain or loss, if any, is immediately recognized in the same caption where the hedged items are recognized in the Consolidated Statements of Income.

In the fourth quarter of 2010, we acquired a portfolio of derivative financial instruments related to the Merger, which Snyder's entered into in the ordinary course of business and which may have been previously designated as hedges. At the December 6, 2010 Merger date, these instruments became undesignated and we established our intent for each derivative strategy. We elected to leave certain interest rate swaps and commodity hedge instruments in place as economic hedges only and account for them as undesignated. The remaining interest rate swaps were re-designated as cash flow hedges.

The fair value of the derivative instrument asset/(liability) in the Consolidated Balance Sheets using Level 2 inputs is as follows:

| *(in thousands)* | 2010 | 2009 |
|---|---|---|
| **Derivatives designated as hedging instruments:** | | |
| Interest rate swaps (included in Other noncurrent liabilities) | **$ (2,630)** | $ (3,461) |
| Foreign currency forwards (included in Prepaid expenses and other current assets) | **256** | 839 |
| | **$ (2,374)** | $ (2,622) |
| **Derivatives not designated as hedging instruments:** | | |
| Interest rate swaps (included in Other noncurrent liabilities) | **$ (485)** | $ - |
| Commodity hedges (included in Prepaid expenses and other current assets) | **538** | - |
| | **$ 53** | $ - |

**Cash Flow Hedges**

*Interest Rate Swaps*

Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable rate debt. The fair value of interest rate swaps is determined by third-party financial institutions.

In November 2006, we entered into an interest rate swap agreement on $35 million of debt in order to fix the interest rate at 4.99%, plus applicable margin, through October 2011. The applicable margin on January 1, 2011, was 0.40%. The fair value of the interest rate swap liability was $1.3 million and $2.5 million at January 1, 2011 and December 26, 2009, respectively.

In July 2008, we entered into an interest rate swap agreement on an additional $15 million of debt in order to fix the interest rate at 3.87%, plus applicable margin, through October 2011. The applicable margin on January 1, 2011, was 0.40%. The fair value of the interest rate swap liability was $0.4 million and $0.8 million at January 1, 2011 and December 26, 2009, respectively.

In February 2009, we entered into an interest rate swap agreement on an additional $15 million of debt in order to fix the interest rate at 1.68%, plus applicable margin, through October 2011. We terminated this interest rate swap in the fourth quarter of 2010 for $0.2 million as a result of the termination of the underlying debt as part of the Merger, and recorded it in Other expense, net.

We assumed interest rate swaps with a notional amount of $12.0 million in connection with the Merger, which are used to manage the exposure to changing interest rates, through March 2017. The fair value of the interest swap liabilities was $0.9 million at January 1, 2011.

While these swaps fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $2.5 million lower without these swaps during 2010. These swaps are accounted for as cash flow hedges.

*Foreign Currency Forwards*

Through the operations of our Canadian subsidiary, there is an exposure to foreign exchange rate fluctuations between U.S. dollars and Canadian dollars. The majority of revenue from our Canadian operations is denominated in U.S. dollars and a substantial portion of the operations' costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of forward currency contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through June 2011. The fair value of the forward contracts is determined by a third-party financial institution.

The pre-tax income/(expense) effect of designated derivative instruments on the Consolidated Statements of Income is as follows:

| *(in thousands)* | | **2010** | | **2009** |
|---|---|---|---|---|
| Interest rate swaps (included in Interest expense, net) | **$** | **(2,503)** | $ | (2,349) |
| Foreign currency forwards (included in Net revenue) | | **1,381** | | (1,045) |
| Foreign currency forwards (included in Other expense, net) | | **(145)** | | (60) |
| Total net pre-tax expense from derivative instruments | **$** | **(1,267)** | $ | (3,454) |

The change in unrealized pre-tax gains/(losses) included in other comprehensive income due to fluctuations in interest rates and foreign exchange rates were as follows:

| (in thousands) | 2010 | 2009 |
|---|---|---|
| Interest rate swaps | $ 1,788 | $ 811 |
| Foreign currency forwards | (583) | 2,933 |
| Total change in unrealized pre-tax gains from derivative instruments (effective portion) | $ 1,205 | $ 3,744 |

**Undesignated Hedges**

*Interest Rate Swaps:*
We assumed interest rate swaps with a notional amount of $3.8 million in connection with the Merger, which are used to manage the exposure to changing interest rates. The pre-tax gain effect of interest rate swaps not designated as cash flow hedges was as follows:

| (in thousands) | 2010 | 2009 |
|---|---|---|
| Interest rate swaps (included in Interest expense, net) | $ 58 | $ - |

*Commodity Contracts:*
Commodity contracts are used to manage price risks related to a portion of anticipated commodity prices, primarily for flour. The objective of the hedge is to reduce the variability of cash flows associated with the forecasted purchase of these commodities. In conjunction with the Merger, we assumed 40 commodity contracts for approximately 200,000 bushels of wheat with a notional amount of $0.5 million at January 1, 2011. The contracts mature in May 2011. The pre-tax gain/(loss) effect of commodity hedges not designated as hedges was as follows:

| (in thousands) | 2010 | 2009 |
|---|---|---|
| Commodity contracts (included in Cost of sales) | $ 60 | $ - |

The counterparty risk associated with our derivative instruments in an asset position is considered to be low, because we limit our exposure to strong, creditworthy counterparties.

**NOTE 11. INCOME TAXES**

Income tax expense consists of the following:

| (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (11,491) | $ 14,457 | $ 3,140 |
| State and other | (2,101) | 1,275 | 240 |
| Foreign | 995 | (257) | 102 |
| | (12,597) | 15,475 | 3,482 |
| Deferred: | | | |
| Federal | 17,144 | 2,031 | 6,460 |
| State and other | 799 | 55 | 713 |
| Foreign | 285 | 742 | (695) |
| | 18,228 | 2,828 | 6,478 |
| Total income tax expense | $ 5,631 | $ 18,303 | $ 9,960 |

A reconciliation of the federal income tax rate to our effective income tax rate for the years ended January 1, 2011, December 26, 2009, and December 27, 2008 follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Statutory income tax rate | **35.0%** | 35.0% | 35.0% |
| State and local income taxes, net of federal income tax benefit | **-10.4%** | 1.5% | 1.1% |
| Net favorable foreign income taxes as a result of tax adjustments and tax rate differences | **-3.9%** | -0.4% | -0.9% |
| Non-deductible merger transaction costs | **42.7%** | - | - |
| Non-deductible compensation | **9.6%** | 0.8% | 1.5% |
| Deduction for inventory contributions | **-3.6%** | -0.4% | -0.6% |
| Credit for research activities | **-3.3%** | -0.8% | -0.8% |
| Meals and entertainment | **3.6%** | 0.5% | 1.0% |
| Miscellaneous items, net | **-0.7%** | -1.9% | -1.7% |
| Effective income tax rate | **69.0%** | 34.3% | 34.6% |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 2011 and December 26, 2009, are presented below:

| *(in thousands)* | 2010 | 2009 |
|---|---|---|
| **Deferred tax assets:** | | |
| Reserves for employee compensation, deductible when paid for income tax purposes, accrued for financial reporting purposes | **$ 19,472** | $ 9,183 |
| Reserves for insurance claims, deductible when paid for income tax purposes, accrued for financial reporting purposes | **5,129** | 4,274 |
| Other reserves, deductible when paid for income tax purposes, accrued for financial reporting purposes | **6,203** | 2,691 |
| Unrealized losses, deductible when realized for income tax purposes, included in other comprehensive income | **590** | 1,070 |
| Basis difference in fixed rate debt | **2,558** | - |
| Basis difference in non-current investments | **2,661** | - |
| Inventories, principally due to additional costs capitalized for income tax purposes | **1,305** | 1,468 |
| Net state and foreign operating loss and tax credit carryforwards | **1,765** | 274 |
| Total gross deferred tax assets | **39,683** | 18,960 |
| Less valuation allowance | **(500)** | (193) |
| Net deferred tax assets | **39,183** | 18,767 |
| | | |
| **Deferred tax liabilities:** | | |
| Fixed assets, principally due to differences in depreciation, net of impairment reserves | **(60,779)** | (38,173) |
| Intangible assets, principally due to differences in amortization and acquisition basis differences | **(140,297)** | (4,423) |
| Inventories, principally due to change in method of accounting for inventory | **(1,872)** | (2,013) |
| Prepaid expenses and other costs deductible for tax, amortized for financial statement purposes. | **(2,701)** | (1,896) |
| Total gross deferred tax liabilities | **(205,649)** | (46,505) |
| Total net deferred tax liabilities | **$ (166,466)** | $ (27,738) |

In 2010 and 2009, the valuation allowance on deferred tax assets related to a state net operating loss carryforward, which management did not believe would be fully utilized due to the limited nature of our activities in that state.

Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate.

Pre-tax income from our Canadian operations was $4.6 million in 2010 and $1.9 million in 2009. Pre-tax losses were $2.1 million in 2008.

We adjust unrecognized tax liabilities in light of changing facts and circumstances, such as the progress of a tax audit. As of January 1, 2011, we have recorded gross unrecognized tax benefits totaling $3.8 million and related interest and penalties of $1.5 million in other long-term liabilities on the Consolidated Balance Sheets. Of this total amount, $4.0 million would affect the effective tax rate if subsequently recognized. We expect that certain income tax audits will be settled and various tax authorities' statutes of limitations will expire during the next twelve months resulting in a potential $0.1 million reduction of the unrecognized tax benefit amount. We classify interest and penalties associated with income tax positions within income tax expense. During both 2010 and 2009, $0.1 million of interest and penalties related to unrecognized tax benefits was recorded in income tax expense.

We have open years for income tax audit purposes in our major taxing jurisdictions according to statutes as follows:

| **Jurisdiction** | **Open Years** |
|---|---|
| US federal | 2007 and forward |
| Canada federal | 2006 and forward |
| Ontario provincial | 2004 and forward |
| Massachusetts | 2001 and forward |
| North Carolina | 2006 and forward |
| Iowa | 2007 and forward |
| Missouri | 2007 and forward |
| New York | 2007 and forward |
| California | 2006 and forward |
| Michigan | 2006 and forward |

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

| *(in thousands)* | **2010** |
|---|---|
| Balance at December 26, 2009 | $ 855 |
| Additions for tax positions taken during the current period | 139 |
| Additions for tax positions assumed as part of the Merger | 3,025 |
| Reductions resulting from a lapse of the statute of limitations | (169) |
| Balance at January 1, 2011 | $ 3,850 |

## NOTE 12. POSTRETIREMENT BENEFIT PLANS

We have a defined contribution retirement plan (known as the Lance, Inc. Profit-Sharing "PSR" and 401(k) Retirement Saving Plan) that covers substantially all of our Lance employees. The PSR portion of the plan provides contributions equal to 3.25% of qualified wages if a participant has less than ten years of service, and 3.5% of qualified wages if over ten years of service. The 401(k) portion of the plan provides participants with matching contributions equal to 50% of the participant contributions on the first 5% of qualified wages. We also have a defined contribution retirement plan (known as the Snyder's of Hanover, Inc. Contributory Retirement Plan - 401(k) Plan). All of Snyder's full-time and part-time employees are eligible to participate in this plan, which provides participants with matching contributions equal to 70% of the first 6% of qualified wages. Total expenses for these employee retirement plans were $9.7 million, $8.7 million and $8.0 million in 2010, 2009 and 2008, respectively.

Additionally, we provide supplemental retirement benefits to certain retired and active key officers. The discounted liability recorded in other noncurrent liabilities on the Consolidated Balance Sheets was $1.3 million and $1.1 million at January 1, 2011 and December 26, 2009, respectively.

## NOTE 13. COMMITMENTS AND CONTINGENCIES

We have entered into contractual agreements providing severance benefits to certain key employees in the event of a change in control. Commitments not previously accrued for under these agreements totaled $8.1 million and $28.4 million at January 1, 2011 and December 26, 2009, respectively.

We have entered into contractual agreements providing severance benefits to certain key employees in the event of termination without cause. Commitments under these agreements not previously accrued for were $5.5 million and $9.6 million as of January 1, 2011 and December 26, 2009, respectively. The maximum aggregate unrecognized commitment for both the change in control and severance agreements as of January 1, 2011 and December 26, 2009 was $9.5 million and $31.1 million, respectively.

We lease certain facilities and equipment under contracts classified as operating leases. Total rental expense was $9.8 million in 2010, $7.0 million in 2009 and $5.3 million in 2008. In the third quarter of 2009, we entered into a 10-year operating lease agreement for a corporate office located in Charlotte, North Carolina, which allowed for the consolidation of two leased administrative office locations.

Future minimum lease commitments for operating leases at January 1, 2011 were as follows:

| *(in thousands)* | **Amount** |
|---|---|
| 2011 | $ 13,355 |
| 2012 | 10,912 |
| 2013 | 8,493 |
| 2014 | 6,448 |
| 2015 | 4,739 |
| Thereafter | 11,475 |
| Total operating lease commitments | $ 55,422 |

We also maintain various standby letters of credit, such as those in connection with our self-insurance reserves for casualty claims. These letters of credit amounted to $16.2 million as of January 1, 2011.

We entered into agreements with suppliers for certain ingredients, packaging materials and energy used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. As of January 1, 2011, outstanding purchase commitments totaled $169.6 million. These commitments range in length from a few weeks to twelve months.

We guarantee approximately 230 loans made to independent distributors by a third party financial institution for the purchase of distribution routes and trucks. The outstanding aggregate balance on these loans was approximately $15 million as of January 1, 2011. The annual maximum amount of future payments we could be required to make under the guarantee equates to 25% of the outstanding loan balance on the first day of each calendar year plus 25% of the amount of any new loans issued during such calendar year.

We have entered into loan service agreements with certain related parties that require us to repurchase certain distribution assets in the event an independent distributor defaults on a loan with the related party. The Company is required to repurchase the assets 30 days after default at the fair market value as defined in the loan service agreement. As of January 1, 2011, there were approximately 900 outstanding loans made to independent distributors by the related parties for the purchase of distribution routes and trucks with an outstanding aggregate principal balance of approximately $46.3 million. See Note 14 for more information regarding related parties.

In addition, we are subject to routine litigation and claims incidental to our business. In our opinion, such routine litigation and claims should not have a material adverse effect upon our consolidated financial statements taken as a whole.

## NOTE 14. RELATED PARTY TRANSACTIONS

We own 51% of Patriot Snacks Real Estate, LLC ("Patriot") and consolidate its balance sheet and operating results into our consolidated financial statements. The remaining 49% is owned by one of our employees.

We own 80% of Michaud Distributors, Inc., which distributes our products in the northeastern United States. As of January 1, 2011, we have notes receivable from two stockholders and an affiliate of Michaud Distributors, Inc. of $0.3 million. The notes are unsecured, due upon demand, and bear interest at the best rate available to Michaud Distributors, Inc. by its primary commercial lenders.

As required by the Merger agreement, Snyder's split dollar life insurance policies were purchased by irrevocable trusts for $2.4 million. The grantors of these trusts are directors of the Company. There were no gains or losses realized by the Company as a result of this transaction.

ARWCO Corporation, MAW Associates, LP and Warehime Enterprises, Inc. are significantly owned or controlled by the Chairman of the Board of Snyder's-Lance, Inc. or direct family members. These entities provide financing to independent distributors for the purchase of trucks and routes. Our Chairman of the Board also serves as an officer and/or director of these entities. Transactions with these related parties are primarily related to the collection and remittance of loan payments on notes receivable held by the affiliates. We are reimbursed for certain overhead and administrative services associated with the services provided to these related parties. The receivable from, payable to, and administrative fee from these entities is not significant.

One of our directors, C. Peter Carlucci, Jr., is a member of Eckert Seamans Cherin & Mellott, LLC ("Eckert"), which serves as outside legal counsel to Snyder's. During the period between the merger date and January 1, 2011, there were no payments made to Eckert.

## NOTE 15. OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income presented in the Consolidated Balance Sheets consists of:

| *(in thousands)* | **2010** | 2009 |
|---|---|---|
| Foreign currency translation adjustment | **$ 15,956** | $ 12,345 |
| Net unrealized loss on derivative instruments, net of tax | **(852)** | (1,552) |
| Total accumulated other comprehensive income | **$ 15,104** | $ 10,793 |

Income taxes on the foreign currency translation adjustment in other comprehensive income are not recognized because the earnings are intended to be indefinitely reinvested in those operations.

## NOTE 16. GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

*Geographic Information*

Substantially all of our sales are to U.S customers. Revenues are attributable to the United States and Canada based on the country in which the product is produced. Revenues by country are as follows:

| *(in thousands)* | 2010 | 2009 | 2008 |
|---|---|---|---|
| Country: | | | |
| United States | **$ 929,653** | $ 871,964 | $ 804,366 |
| Canada | **50,182** | 46,199 | 48,102 |
| Net Revenue | **$ 979,835** | $ 918,163 | $ 852,468 |

Long-lived assets, comprised of fixed assets, goodwill, other intangible assets and other noncurrent assets, located in the United States and Canada as of January 1, 2011 and December 26, 2009, are as follows:

| *(in thousands)* | 2010 | 2009 |
|---|---|---|
| Country: | | |
| United States | **$ 1,078,422** | $ 298,419 |
| Canada | **60,167** | 58,990 |
| Total long-lived assets | **$ 1,138,589** | $ 357,409 |

*Significant Customers*

Sales to our largest customer, Wal-Mart Stores, Inc., were approximately 23% of revenues in 2010, 22% in 2009 and 20% in 2008. Accounts receivable at January 1, 2011, and December 26, 2009, included receivables from Wal-Mart Stores, Inc. totaling $22.9 million and $22.6 million, respectively.

## NOTE 17. INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows (in thousands, except per share data):

| | 2010 Interim Period Ended* | | | |
|---|---|---|---|---|
| | March 27 (13 Weeks) | June 26 (13 Weeks) | September 25 (13 Weeks) | January 1 (2011) (14 Weeks) |
| Net sales and other operating revenue | $ 221,617 | $ 235,417 | $ 237,683 | $ 285,118 |
| Cost of sales | 137,742 | 137,982 | 143,062 | 182,229 |
| Gross margin | 83,875 | 97,435 | 94,621 | 102,889 |
| Selling, general and administrative | 80,420 | 77,682 | 78,416 | 123,111 |
| Other expense, net | 3,610 | 174 | 221 | 3,103 |
| (Loss)/Income before interest and income taxes | (155) | 19,579 | 15,984 | (23,325) |
| Interest expense, net | 860 | 862 | 841 | 1,358 |
| (Loss)/Income before income taxes | (1,015) | 18,717 | 15,143 | (24,683) |
| Income tax (benefit)/expense | (330) | 6,312 | 4,958 | (5,309) |
| Net (loss)/income | $ (685) | $ 12,405 | $ 10,185 | $ (19,374) |
| Net (loss)/income per common share – basic | $ (0.02) | $ 0.39 | $ 0.32 | $ (0.48) |
| Weighted average shares outstanding - basic | 31,758 | 31,978 | 32,140 | 40,164 |
| Net (loss)/income per common share – diluted | $ (0.02) | $ 0.38 | $ 0.31 | $ (0.48) |
| Weighted average shares outstanding - diluted | 31,758 | 32,502 | 32,672 | 40,164 |
| Dividends declared per common share | $ 0.16 | $ 0.16 | $ 0.16 | $ 3.91 |

| | 2009 Interim Period Ended* | | | |
|---|---|---|---|---|
| | March 28 (13 Weeks) | June 27 (13 Weeks) | September 26 (13 Weeks) | December 26 (13 Weeks) |
| Net sales and other operating revenue | $ 215,809 | $ 236,355 | $ 234,902 | $ 231,097 |
| Cost of sales | 131,316 | 139,543 | 140,121 | 138,139 |
| Gross margin | 84,493 | 96,812 | 94,781 | 92,958 |
| Selling, general and administrative | 73,505 | 80,473 | 80,019 | 76,592 |
| Other expense, net | 61 | 547 | 644 | 521 |
| Income before income taxes | 10,927 | 15,792 | 14,118 | 15,845 |
| Interest expense, net | 812 | 910 | 796 | 834 |
| Income before interest and income taxes | 10,115 | 14,882 | 13,322 | 15,011 |
| Income tax expense | 3,600 | 5,298 | 4,514 | 4,890 |
| Net income | $ 6,515 | $ 9,584 | $ 8,808 | $ 10,121 |
| Net income per common share – basic | $ 0.21 | $ 0.30 | $ 0.28 | $ 0.32 |
| Weighted average shares outstanding - basic | 31,403 | 31,552 | 31,622 | 31,683 |
| Net income per common share – diluted | $ 0.20 | $ 0.30 | $ 0.27 | $ 0.31 |
| Weighted average shares outstanding - diluted | 32,064 | 32,293 | 32,519 | 32,655 |
| Dividends declared per common share | $ 0.16 | $ 0.16 | $ 0.16 | $ 0.16 |

*2010 and 2009 amounts have been revised to reflect the change in accounting for inventory. See Note 2 for more information. The quarterly impacts are not material for the periods shown.

**SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS**
***For Fiscal Years ended January 1, 2011, December 26, 2009, and December 27, 2008***

| *(in thousands)* | Beginning Balance | Additions/(Reductions) to Expense or Other Accounts | Deductions | Ending Balance |
|---|---|---|---|---|
| Fiscal year ended January 1, 2011: | | | | |
| Allowance for doubtful accounts | $ 972 | 2,649 | (722) | $ 2,899 |
| Deferred tax asset valuation allowance | $ 193 | 307* | - | $ 500 |
| Fiscal year ended December 26, 2009: | | | | |
| Allowance for doubtful accounts | $ 863 | 936 | (827) | $ 972 |
| Deferred tax asset valuation allowance | $ 199 | (6) | - | $ 193 |
| Fiscal year ended December 27, 2008: | | | | |
| Allowance for doubtful accounts | $ 506 | 763 | (406) | $ 863 |
| Deferred tax asset valuation allowance | $ 224 | (25) | - | $ 199 |

* Represents $452 assumed from merger with Snyder's, offset by $145 reduction to expense.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Snyder's-Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Snyder's-Lance, Inc. (the "Company") as of January 1, 2011 and December 26, 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended January 1, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule "Valuation and Qualifying Accounts." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 1, 2011 and December 26, 2009, and the results of its operations and its cash flows for each of the years in the three year period ended January 1, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in the Summary of Significant Accounting Policies, the Company has changed its method of accounting for business combinations and noncontrolling interests in 2009, due to the adoption of Accounting Standards Codification Subtopics 805 and 810-10. Additionally, the Company changed its method of accounting for inventories in 2010.

/s/ KPMG LLP

Charlotte, North Carolina
March 1, 2011

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Snyder's-Lance, Inc.:

We have audited Snyder's-Lance, Inc.'s (the "Company") internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting its evaluation of the effectiveness of the Company's internal control over financial reporting, management excluded the merger with Snyder's of Hanover, Inc. ("Snyder's"), which was completed on December 6, 2010 (the "Merger"). Snyder's represented approximately $995.3 million, or 68%, of the Company's total assets as of January 1, 2011 and approximately $48.8 million, or 5%, of the Company's total revenues for the year then ended. The Merger is discussed more fully in Note 3, "Mergers and Acquisitions," to the Company's consolidated financial statements for fiscal 2010. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Snyder's.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 1, 2011 and December 26, 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 1, 2011, and our report dated March 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Charlotte, North Carolina
March 1, 2011

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements or instances of fraud. As such, a control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of January 1, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of January 1, 2011.

In conducting our evaluation of the effectiveness of our internal control over financial reporting, management excluded the merger with Snyder's of Hanover, Inc. (the "Merger"), which was completed on December 6, 2010. Snyder's represented approximately $995.3 million, or 68%, of our total assets as of January 1, 2011 and approximately $48.8 million, or 5%, of our total revenues for the year then ended. The Merger is discussed more fully in Note 3, "Mergers and Acquisitions," to our consolidated financial statements for fiscal 2010. Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of the acquisition.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15b of the Securities and Exchange Act of 1934 (the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Our management assessed the effectiveness of our internal control over financial reporting as of January 1, 2011. See page 60 for "*Management's Report on Internal Control over Financial Reporting*." Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The report of the independent registered public accounting firm appears on page 58.

There have been no changes in our internal control over financial reporting during the quarter ended January 1, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. Other Information

Not applicable.

# PART III

Items 10 through 14 are incorporated by reference to the sections captioned Security Ownership of Principal Stockholders and Management, Proposal 1—Election of Directors, Corporate Governance, Compensation Committee Interlocks and Insider Participation, Compensation Committee Report, Equity Compensation Plan Information, Director Compensation, Executive Compensation, Related Person Transactions and Ratification of Selection of Independent Public Accounting Firm in our Proxy Statement for the Annual Meeting of Stockholders to be held on May 3, 2011 and Item X in Part I of this Annual Report captioned Executive Officers of the Registrant.

Code of Ethics

We have adopted a Code of Conduct and Ethics that covers our officers and employees. In addition, we have adopted a Code of Ethics for Directors and Senior Financial Officers which covers the members of the Board of Directors and Senior Financial Officers, including the Chief Executive Officer, Chief Financial Officer, Corporate Controller and Principal Accounting Officer. These Codes are posted on our website at www.lanceinc.com.

We will disclose any substantive amendments to, or waivers from, our Code of Ethics for Directors and Senior Financial Officers on our website or in a report on Form 8-K.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The following financial statements are filed as part of this report:



(a) 2. Financial Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because information required is included in financial statements or the notes thereto.

(a) 3. Exhibit Index.

2.1 Agreement and Plan of Merger, dated as of July 21, 2010 among Lance, Inc., Lima Merger Corp. and Snyder's of Hanover, Inc., incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

2.2 Amendment No. 1 to Agreement and Plan of Merger among Lance, Inc., Lima Merger Corp. and Snyder's of Hanover, Inc., dated as of September 30, 2010, incorporated herein by reference to Exhibit 2.2 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

3.1 Restated Articles of Incorporation of the Registrant as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998 (File No. 0-398).

3.2 Articles of Amendment to Amended and Restated Articles of Incorporation, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 6, 2010 (File No. 0-398).

3.3 Bylaws of Snyder's-Lance, Inc., as amended through December 6, 2010, incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on December 6, 2010 (File No. 0-398).

4.1 See 3.1, 3.2 and 3.3 above.

4.2 Amended and Restated Note Purchase Agreement, dated as of December 7, 2010, among the Registrant, Snyder's of Hanover, Inc., Snyder's Manufacturing, Inc. and each of the note holders named therein, incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

10.1 Voting Agreement, dated as of July 21, 2010, among Lance, Inc., Michael A. Warehime, Patricia A. Warehime and Charles E. Good, incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.2 Standstill Agreement, dated as of July 21, 2010, among Lance, Inc., Michael A. Warehime and Patricia A. Warehime, incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.3 Amendment No. 1 to Standstill Agreement among Lance, Inc., Michael A. Warehime and Patricia A. Warehime, effective as of September 30, 2010, incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.4 Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors, amended through September 30, 2010, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2010 (File No. 0-398).

10.5 Lance, Inc. 1997 Incentive Equity Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.6 Lance, Inc. 2003 Key Employee Stock Plan, as amended, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.7 Lance, Inc. 2003 Director Stock Plan, incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8 filed on May 2, 2003 (File No. 333-104961).

10.8 Lance, Inc. 2007 Key Employee Incentive Plan, as amended effective May 4, 2010, incorporated herein by reference to Annex A of the Registrant's Proxy Statement filed on February 26, 2010 (File No. 0-398).

10.9 Lance, Inc. 2008 Director Stock Plan, incorporated herein by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-8 filed on May 15, 2008 (File No. 333-150931).

10.10 Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan, as amended and restated effective January 2, 2005, incorporated herein by reference to Exhibit 4.1 to the Registrant's Post-Effective Amendment No.1 on Form S-8 to Form S-4 filed on December 8, 2010 (File No. 0-398).

10.11 Amendment No. 1 to the Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan, effective as of December 6, 2010, incorporated herein by reference to Exhibit 4.2 to the Registrant's Post-Effective Amendment No.1 on Form S-8 to Form S-4 filed on December 8, 2010 (File No. 0-398).

10.12* Lance, Inc. Compensation Deferral and Benefit Restoration Plan, as amended, incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.13* Lance, Inc. 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 22, 2006 (File No. 0-398).

10.14* Lance, Inc. 2009 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (File No. 0-398).

10.15* Lance, Inc. 2009 Three-Year Performance Incentive Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (File No. 0-398).

10.16* Lance, Inc. 2010 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010 (File No. 0-398).

10.17* Lance, Inc. 2010 Three-Year Performance Incentive Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010 (File No. 0-398).

10.18* Lance, Inc. 2005 Employee Stock Purchase Plan, as amended and restated, incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.19* Executive Employment Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.20* Executive Employment Agreement Amendment dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.21* Amended and Restated Compensation and Benefits Assurance Agreement dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.22* Restricted Stock Unit Award Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.23* Restricted Stock Unit Award Agreement Amendment dated April 27, 2006 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 3, 2006 (File No. 0-398).

10.24* Restricted Stock Unit Award Agreement Amendment Number Two dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.25* Form of Amended and Restated Compensation and Benefits Assurance Agreement between the Registrant and each of Rick D. Puckett, Glenn A. Patcha and Blake W. Thompson, incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.26* Amendment to Compensation and Benefits Assurance Agreement, dated as of December 17, 2010, between the Company and Glenn A. Patcha, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 22, 2010 (File No. 0-398).

10.27* Amended and Restated Executive Severance Agreement dated April 24, 2008 between the Registrant and Earl D. Leake, incorporated herein by reference to Exhibit 10.6 to the

Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.28* Form of Executive Severance Agreement between the Registrant and each of Glenn A. Patcha, Rick D. Puckett, Blake W. Thompson and Margaret E. Wicklund, incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-398).

10.29* Retirement Agreement, effective January 15, 2010, between the Registrant and Earl D. Leake, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010 (File No. 0-398).

10.30 Credit Agreement, dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wachovia Capital Markets, LLC and the other lenders named therein, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 26, 2006 (File No. 0-398).

10.31 First Amendment, dated March 19, 2010, to the Credit Agreement dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC) and the other lenders named therein, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 27, 2010 (File No. 0-398).

10.32 Second Amendment, dated December 7, 2010, to the Credit Agreement dated as of October 20, 2006, among the Company, Tamming Foods, Ltd., Bank of America, National Association, Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC) and the other lenders named therein, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

10.33 Credit Agreement, dated as of December 7, 2010, among the Company, each of the lenders named therein, Bank of America, National Association, as administrative agent and issuing lender, and JP Morgan Chase Bank, N.A. and Manufacturers and Traders Trust Company, as co-syndication agents, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

12 Computation of Ratio of Earnings to Fixed Charges, filed herewith.

18 Independent Registered Public Accounting Firm's Preferability Letter, filed herewith.

21 List of the Subsidiaries of the Registrant, filed herewith.

23 Consent of KPMG LLP, filed herewith.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

32 Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

101 The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Stockholders' Equity and Comprehensive Income, (iv) the Consolidated Statements of

Cash Flows and (v) Notes to the Consolidated Financial Statements.

---

* Management contract.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNYDER'S-LANCE, INC.

Dated: March 1, 2011

By: /s/ David V. Singer
David V. Singer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Capacity | Date |
|---|---|---|
| /s/ David V. Singer<br>David V. Singer | Chief Executive Officer (Principal Executive Officer) and Director | March 1, 2011 |
| /s/ Rick D. Puckett<br>Rick D. Puckett | Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer) | March 1, 2011 |
| /s/ Margaret E. Wicklund<br>Margaret E. Wicklund | Vice President, Corporate Controller and Assistant Secretary (Principal Accounting Officer) | March 1, 2011 |
| /s/ Michael A. Warehime<br>Michael A. Warehime | Chairman of the Board of Directors | March 1, 2011 |
| /s/ W. J. Prezzano<br>W. J. Prezzano | Lead Independent Director | March 1, 2011 |
| /s/ Jeffrey A. Atkins<br>Jeffrey A. Atkins | Director | March 1, 2011 |
| /s/ Peter P. Brubaker<br>Peter P. Brubaker | Director | March 1, 2011 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ C. Peter Carlucci, Jr.<br>C. Peter Carlucci, Jr. | Director | March 1, 2011 |
| /s/ John E. Denton<br>John E. Denton | Director | March 1, 2011 |
| /s/ William R. Holland<br>William R. Holland | Director | March 1, 2011 |
| /s/ James W. Johnston<br>James W. Johnston | Director | March 1, 2011 |
| /s/ Carl E. Lee, Jr.<br>Carl E. Lee, Jr. | President and Chief Operating Officer and Director | March 1, 2011 |
| /s/ Dan C. Swander<br>Dan C. Swander | Director | March 1, 2011 |
| /s/ Isaiah Tidwell<br>Isaiah Tidwell | Director | March 1, 2011 |
| /s/ Patricia A. Warehime<br>Patricia A. Warehime | Director | March 1, 2011 |
| /s/ Sally W. Yelland<br>Sally W. Yelland | Director | March 1, 2011 |

EXHIBIT 12

## COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

| *In thousands, except ratios* | **2010** | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Income before income taxes [3] | **$ 8,162** | $ 53,331 | $ 28,788 | $ 37,732 | $ 27,104 |
| Plus: Fixed charges [1] | **7,297** | 5,853 | 5,209 | 4,950 | 5,475 |
| Income available to cover fixed charges | **$ 15,459** | $ 59,184 | $ 33,997 | $ 42,682 | $ 32,579 |
| Ratio of earnings to fixed charges | **2.1** | 10.1 | 6.5 | 8.6 | 6.0 |
| [1]Fixed charges: | | | | | |
| Interest expense | **$ 4,022** | $ 3,353 | $ 3,162 | $ 2,883 | $ 3,275 |
| Interest portion of rent expense [2] | **3,275** | 2,345 | 1,765 | 2,067 | 2,200 |
| Capitalized interest | **-** | 155 | 282 | - | - |
| Total Fixed Charges | **$ 7,297** | $ 5,853 | $ 5,209 | $ 4,950 | $ 5,475 |

[2] One-third of total rent expense is the portion deemed representative of the interest factor.

[3] Income before income taxes from 2006 through 2009 revised to reflect the change in accounting for inventory. See Note 2 in the Notes to the consolidated financial statements in Item 8.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

**EXHIBIT 18**

**Preferability letter for filing in a Form 10-K**

March 1, 2011

Snyder's-Lance, Inc.
Charlotte, North Carolina

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Snyder's-Lance, Inc. (the Company) as of January 1, 2011 and December 26, 2009, and the related consolidated statements of income, stockholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended January 1, 2011, and have reported thereon under date of March 1, 2011. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended January 1, 2011. As stated in Note 2 to those financial statements, the Company changed its method of accounting for inventory from last-in, first-out (LIFO) inventory method to the first-in, first-out (FIFO) inventory method, for the Company's inventories and states that the newly adopted accounting principle is preferable in the circumstances, because the FIFO method better reflects the current value of inventory and provides better matching of manufacturing costs and revenues. The change also conforms all of the Company's raw materials, work-in-process and finished goods to a single costing method. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter. Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

/s/ KPMG LLP

**EXHIBIT 21**

SUBSIDIARIES OF SNYDER'S-LANCE, INC.

| Name of Subsidiary | State/Province of Incorporation |
|---|---|
| Lance Mfg. LLC (1) | North Carolina |
| Caronuts, Inc. (1) | North Carolina |
| Vista Bakery, Inc. (1) | North Carolina |
| Cape Cod Potato Chip Company LLC (1) | Massachusetts |
| Lanhold Investments, Inc. (1) | Delaware |
| Tamming Foods Ltd. (2) | Ontario |
| Fresno Ventures, Inc. (1) | North Carolina |
| Archer Assets, LLC (3) | North Carolina |
| North State Cookies, LLC (3) | North Carolina |
| Brent & Sam's, Inc. (4) | Arkansas |
| Snyder's of Hanover, Inc. (1) | Pennsylvania |
| Snyder's of Hanover Manufacturing, Inc. (5) | Pennsylvania |
| Snyder's of Hanover Snacks, Inc. (5) | Arizona |
| Grande Foods (5) | California |
| Thompson Distributing, Inc. (5) | Missouri |
| SOH Distribution Company, Inc. (5) | Delaware |
| Melisi Snack Foods, Inc. (6) | Connecticut |
| SOH IP Company, Inc. (5) | Arizona |
| Krunchers, Inc. (5) | Delaware |
| Snyder's of Delaware, Inc. (5) | Delaware |
| Michaud Distributors, Inc. (6) | Maine |
| Snyder's of Hanover Sales Company, Inc. (5) | Pennsylvania |
| SOH Health Services, Inc. (5) | Delaware |
| SOH Capital, LLC (7) | Pennsylvania |
| SOH Real Estate Investment, LLC (8) | Delaware |
| SOH Transportation, LLC (8) | Pennsylvania |
| Patriot Snacks, L.L.C. (8) | Massachusetts |
| Patriot Snacks Real Estate, LLC (9) | Delaware |
| G and A Snack Distributing, Inc. (10) | California |

---

(1) Snyder's-Lance, Inc. owns 100% of the outstanding voting equity securities.
(2) Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.
(3) Subsidiary of Lance Mfg. LLC, which owns 100% of the outstanding voting equity securities.
(4) Subsidiary of North State Cookies, LLC, which owns 100% of the outstanding voting equity securities.
(5) Subsidiary of Snyder's of Hanover, Inc., which owns 100% of the outstanding voting equity securities.
(6) Subsidiary of Snyder's of Hanover, Inc., which owns 80% of the outstanding voting equity securities.
(7) Subsidiary of Snyder's of Hanover Manufacturing, Inc., which owns 100% of the outstanding voting equity securities.
(8) Subsidiary of SOH Distribution Company, Inc., which owns 100% of the outstanding voting equity securities.
(9) Subsidiary of Patriot Snacks, L.L.C., which owns 51% of the outstanding voting equity securities.
(10) Subsidiary of Grande Foods, which owns 100% of the outstanding voting equity securities.

**EXHIBIT 23**

**Consent of Independent Registered Public Accounting Firm**

The Board of Directors
Snyder's-Lance, Inc.:

We consent to the incorporation by reference in the Registration Statements of Snyder's-Lance, Inc., No. 333-157482 on Form S-3 and No. 333-168849, No. 333-168321, No. 333-150931, No. 33-58839, No. 333-25539, No. 333-35646, No. 333-104960, No. 333-104961, No. 333-124472, and No. 333-146336 of Snyder's-Lance, Inc. on Form S-8 of our report dated March 1, 2011, with respect to the consolidated balance sheets of Snyder's-Lance, Inc. and subsidiaries as of January 1, 2011 and December 26, 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended January 1, 2011, and the related financial statement schedule "Valuation and Qualifying Accounts," and the effectiveness of internal control over financial reporting as of January 1, 2011, which report appears in the January 1, 2011 annual report on Form 10-K of Snyder's-Lance, Inc.

As discussed in the Summary of Significant Accounting Policies, the Company has changed its method of accounting for business combinations and noncontrolling interests in 2009, due to the adoption of Accounting Standards Codification Subtopics 805 and 810-10. Additionally, the Company changed its method of accounting for inventories in 2010.

/s/ KPMG LLP

Charlotte, North Carolina
March 1, 2011

**EXHIBIT 31.1**

MANAGEMENT CERTIFICATION

I, David V. Singer, certify that:

1. I have reviewed this annual report on Form 10-K of Snyder's-Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2011

/s/ David V. Singer

David V. Singer

Chief Executive Officer

**EXHIBIT 31.2**

MANAGEMENT CERTIFICATION

I, Rick D. Puckett, certify that:

1. I have reviewed this annual report on Form 10-K of Snyder's-Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2011

/s/ Rick D. Puckett
Rick D. Puckett

Executive Vice President, Chief Financial Officer, Treasurer
and Secretary

**EXHIBIT 32**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Snyder's-Lance, Inc. (the "Company") on Form 10-K for the period ended January 1, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David V. Singer, President and Chief Executive Officer of the Company, and Rick D. Puckett, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Snyder's-Lance, Inc. and will be retained by Snyder's-Lance, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David V. Singer
David V. Singer
Chief Executive Officer
March 1, 2011

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer, Secretary
March 1, 2011

**Snyder's - Lance, Inc.**
**Harris Building, Suite 900**
**Charlotte, NC 28277**
Phone: 704.554.1421
Fax: 704.557.8205
www.lanceinc.com
www.snydersofhanover.com


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